Exhibit 2.4

Execution Version

ASSET PURCHASE AND SALE AGREEMENT

BY AND BETWEEN

ARIBA, INC.

and

ACCENTURE LLP

and

ACCENTURE GLOBAL SERVICES LIMITED

October 5, 2010

(i)

2.29	Representations regarding Seller’s Subsidiaries	28

ARTICLE III REPRESENTATIONS AND WARRANTIES OF BUYERS		28

3.1	Organization	28
3.2	Authority	29
3.3	Noncontravention	29
3.4	Broker’s Fees	30
3.5	Financing	30
3.6	Solvency	30

ARTICLE IV PRE-CLOSING COVENANTS		30

4.1	Efforts	30
4.2	Operation of Business	30
4.3	Restrictions on Certain Actions	31
4.4	Access	33
4.5	Elimination of Intercompany Items	33
4.6	Exclusivity	33
4.7	Notification of Certain Matters	34
4.8	Disclosure Generally	34
4.9	Noncompetition	35
4.10	Employees	35
4.11	Upfront Payments	35
4.12	Test Laptop	35
4.13	Premises	35
4.14	Delivery of Documents; Schedules and Exhibits	35
4.15	Covenant regarding Seller’s Subsidiaries	37
4.16	Freemarkets Trademark	37

ARTICLE V CONDITIONS PRECEDENT TO CLOSING		37

5.1	Conditions to Obligations of Buyers	37
5.2	Conditions to Obligations of Seller	38

ARTICLE VI INDEMNIFICATION		38

6.1	Indemnification by Seller	38
6.2	Indemnification by Buyers	39
6.3	Claims for Indemnification	40
6.4	Indemnification Matters	42
6.5	Additional Indemnification Matters	42
6.6	Treatment of Indemnification Payments	42

ARTICLE VII TERMINATION		42

7.1	Termination of Agreement	42
7.2	Effect of Termination	43

(ii)

ARTICLE VIII TAX MATTERS		43

8.1	Preparation and Filing of Tax Returns; Payment of Taxes	43
8.2	Allocation of Certain Taxes	44
8.3	Refunds and Carrybacks	45
8.4	Cooperation on Tax Matters; Tax Audits	45

ARTICLE IX POST-CLOSING AGREEMENTS		46

9.1	Access to Information; Record Retention; Cooperation	46
9.2	Marketing Materials	46
9.3	Certain Employee Benefits Matters	47
9.4	Restricted Data	61
9.5	Use and Disclosure of Business Confidential Information	61
9.6	Seller Confidential Information	61
9.7	Protection of Business Confidential Information	62
9.8	Excluded Liabilities; Assumed Liabilities	62
9.9	Cash and Cash Equivalents	63
9.10	Mail	63
9.11	License of Specified IP	63
9.12	Employee Cell Phone Numbers	64
9.13	Covenant Not to Sue	64
9.14	Employee Reimbursements	65
9.15	Laptop Access	65

ARTICLE X DEFINITIONS		65

ARTICLE XI MISCELLANEOUS		72

11.1	Press Releases and Announcements; Public Filings	72
11.2	No Third Party Beneficiaries	73
11.3	Entire Agreement	73
11.4	Succession and Assignment	73
11.5	Counterparts	73
11.6	Headings	74
11.7	Notices	74
11.8	Governing Law	75
11.9	Amendments and Waivers	75
11.10	Severability	75
11.11	Expenses	75
11.12	Specific Performance	75
11.13	Submission to Jurisdiction	75
11.14	Bulk Transfer Laws	76
11.15	Construction	76
11.16	Waiver of Jury Trial	76
11.17	Incorporation of Disclosure Schedule	77
11.18	Facsimile Signature	77

(iii)

Disclosure Schedule

Schedule A	–	Business
Schedule 1.1(a)	–	Equipment
Schedule 1.1(b)	–	Primary Acquired Contracts
Schedule 1.1(c)	–	Assigned Permits
Schedule 1.1(d)	–	Business Records
Schedule 1.1(h)	–	Other Materials
Schedule 1.2(a)	–	IP Acquired Contracts
Schedule 1.2(c)	–	Promotional Materials
Schedule 1.3(a)	–	Excluded Assets
Schedule 1.9(a)	–	Material Contracts
Schedule 1.9(b)	–	Non-Material Contracts
Schedule 1.4	–	Noncontravention
Schedule 2.5	–	Accounts Payable; Deferred Revenue; Backlog
Schedule 2.6	–	Absence of Changes
Schedule 2.9	–	Leasehold Property
Schedule 2.10(a)(i)	–	Business Intellectual Property
Schedule 2.11 (a)	–	Designated Contracts
Schedule 2.11(b)	–	Non-Acquired Contracts
Schedule 2.11(c)	–	Notice of Breach or Default
Schedule 2.12	–	Litigation
Schedule 2.13(a)	–	Union; Collective Bargaining
Schedule 2.13(b)(1)	–	In-Scope Employees
Schedule 2.13(b)(2)	–	Former Employees
Schedule 2.13(c)	–	Employment Agreements
Schedule 2.13(e)	–	Leave of Absence; Disability
Schedule 2.13(f)	–	Non-U.S. Employees
Schedule 2.13(g)	–	Independent Contractor
Schedule 2.13(h)	–	Labor Authority
Schedule 2.14(a)	–	Business Benefit Plans
Schedule 2.14(b)	–	Benefits Compliance
Schedule 2.14(f)	–	Continuation of Benefits Plan
Schedule 2.14(h)	–	COBRA
Schedule 2.14(i)	–	Employee Indebtedness
Schedule 2.14(j)	–	Employee Indebtedness Pursuant to Plans
Schedule 2.14(k)	–	Outstanding or Expired Elections
Schedule 2.14(l)	–	Equity Awards
Schedule 2.16	–	Permits
Schedule 2.17	–	Business Relationships with Affiliates
Schedule 2.18(a)	–	Clients
Schedule 2.18(b)	–	Client Disputes
Schedule 2.19	–	Vendor
Schedule 2.23	–	Books and Records
Schedule 2.24	–	Insurance Matters

(iv)

Schedule 2.26	–	Accounts Receivable
Schedule 4.2	–	Operation of Business
Schedule 4.3(b)	–	Employment Agreements
Schedule 5.1(f)	–	Employee Closing Condition
Schedule 5.1(h)	–	Consents
Schedule 5.1(i)	–	Contractor Agreements
Schedule 9.3	–	Certain Employee Benefit Matters
Schedule 9.4	–	Restricted Data
Schedule 9.11	–	Specified IP
Schedule 10.1(a)	–	Permitted Liens
Schedule 10.1(b)	–	Seller’s Knowledge
Schedule 10.1(c)	–	Due Inquiry

Exhibits

Exhibit A	–	Form of Subcontract Agreement
Exhibit B	–	Form of Non-Competition Agreement
Exhibit C	–	Sublease
Exhibit D	–	Form of Transition Services Agreement
Exhibit E	–	Form of Restricted Rights License Agreement
Exhibit F	–	Form of Software License Agreement
Exhibit 4.1	–	Communication Plan

Appendices

Appendix A	–	Certain Employees
Appendix A-1	–	Certain Employees

(v)

Index of Defined Terms

Defined Terms	Section
1060 Forms	1.7(b)
Accrued Bonuses	Article X
Acquired Assets	Article X
Acquired Business	Article X
Acquired Contracts	Article X
Adjusted Signing Backlog	4.9(b)(ii)
Affiliate	Article X
Agreement	Preamble
Allocation Schedule	1.7(a)
Anticorruption Laws	2.21(b)
Anti-Kickback Act	2.21(b)
APAC Business Employees	9.3(b)
APAC New Buyer Employees	9.3(b)(i)(A)
Applicable Buyer Affiliate	9.3
Applicable Employment Law	Article X
ARD Business Employees	9.3(c)(iii)
Assumed Liabilities	Article X
Assigned Permits	1.1(c)
Assumed IP Liabilities	1.4(b)
Assumed U.S. Liabilities	1.4(a)
Basket Amount	6.5
Business	Article X
Business Benefit Plans	2.14(a)
Business Confidential Information	Article X
Business Day	Article X
Business Employee	9.3
Business Intellectual Property	2.10(a)
Business Material Adverse Effect	Article X
Business Services	Schedule A
Business Records	1.1(d)
Buyer Indemnified Parties	6.1
Buyer Material Adverse Effect	3.3(b)
Buyer Plans	9.3(d)
Buyers	Preamble
Canada Business Employee	9.3(d)
Canada New Buyer Employee	9.3(d)(i)(A)
Cash Purchase Price	1.6(a)
Claim Notice	6.3(b)
Claimed Amount	6.3(b)
Client	Article X
Closing	1.8(a)
Closing Backlog	1.6(e)
Closing Date	1.8(a)

(vi)

Defined Terms	Section
COBRA	9.3(h)(iii)
Code	1.6(c)
Communication Plan	1.4
Confidentiality Agreement	4.4
Consent	Article X
Contracts	Article X
Controller Certificate	1.6(e)
Current Client	Article X
Customs Laws	2.22(c)
Damages	6.1
Deferred Revenue Liability	1.6(e)
Designated APAC Business Region	Article X
Designated Contracts	2.11(b)
Designated EMEA Business Region	Article X
Employee Benefit Plan	Article X
Entity	Article X
Environmental Laws	Article X
Equipment	1.1(a)
ERISA	Article X
EMEA Business Employees	9.3(c)
EMEA Buyer Plans	9.3(c)(i)(A)(2)
EMEA New Buyer Transferred Employees	9.3(c)(i)(A)(1)
EMEA Non-Transferred Employee Benefits	9.3(c)(i)(A)(2)
EMEA Offered Business Employees	9.3(c)(ii)
EMEA Offered New Buyer Employees	9.3(c)(ii)(A)(1)
EMEA Transferred Business Employees	9.3(c)(i)
ERISA Affiliate	Article X
Escrow Agent	1.6(c)
Escrow Agreement	1.6(c)
Escrow Amount	1.6(b)(i)
Escrow Fund	1.6(b)(i)
Escrow Release Amount	Article X
Excluded Asset	1.3
Excluded Liabilities	1.5
Exclusive Business Confidential Information	Article X
Final Purchase Price Allocation	1.7(a)
Fundamental Representations	6.4
GAAP	Article X
Goodwill	1.1(f)
Governmental Entity	Article X
Hazardous Materials	Article X
Indemnified Party	6.3(a)
Indemnifying Party	6.3(a)
In-Scope Employees	2.13(b)
Intellectual Property	Article X

(vii)

Defined Terms	Section
Invoicing Schedule	Section 4.13(b)(v)
IP Acquired Assets	1.2
IP Acquired Contracts	1.2(a)
IP Assumption Agreement	1.4(b)
IP Buyer	Preamble
Law	Article X
Lease	2.9
Leasehold Property	2.9
Liens	Article X
Material Contract	1.9(a)
Materiality Qualifications	Article X
Multiemployer Plan	Article X
New Buyer Employees	Article X
New Contract	1.9(c)
Non-Competition Agreement	1.8(b)(vii)
Non-Material Contract	1.9(b)
Non-Transferring Employees	4.10
Open Source	Article X
Order	Article X
Ordinary Course of Business	Article X
Other Accruals	9.3(b)(iv)
Outside Date	7.1(e)
Paid Time Off	9.3(a)(ii)
Party	Preamble
Party Information	9.1(a)
Parties	Preamble
Permits	Article X
Permitted Liens	Article X
Person	Article X
Primary Acquired Contracts	1.1(b)
Proceeding	Article X
PSV Policies	9.3(a)(ii)
Public Official	Article X
Purchase Price	1.6(a)
Released Backlog	Article X
Remainder Payment	1.6(b)(ii)
Remaining Employees	Article X
Required Contract Backlog	Article X
Restricted Business Confidential Information	Article X
Restricted Rights License Agreement	1.8(b)(xi)
Restricted Data	9.4
Seller	Preamble
Seller Confidential Information	Article X
Seller Indemnified Parties	6.2
Seller’s Knowledge	Article X

(viii)

Defined Terms	Section
Signing Backlog	2.5(b)
Software License Agreement	1.8(b)(ix)
Specified IP	9.11
Subcontract Agreement	1.8(b)(vi)
Sublease	1.8(b)(viii)
Tax Contest	8.4(b)(i)
Tax Returns	Article X
Taxes	Article X
Taxing Authority	8.4(a)
Third Party	Article X
Trade Compliance Laws	Article X
Transaction Agreements	Article X
Transfer Taxes	8.1(c)
Transition Services Agreement	1.8(b)(x)
U.S. Acquired Assets	1.1
U.S. Assumption Agreement	1.4(a)
U.S. Buyer	Preamble
U.S. Business Employees	9.3(a)
U.S. Buyer Plans	9.3(a)(i)(A)
U.S. New Buyer Employees	9.3(a)(i)(A)
Unaudited Financial Statements	2.5(a)
Vendors	2.19
WARN	9.3(h)(iv)

(ix)

ASSET PURCHASE AND SALE AGREEMENT

This ASSET PURCHASE AND SALE AGREEMENT (the “Agreement”) is entered into as of October 5, 2010 by and among Ariba, Inc., a Delaware corporation (“Seller”), Accenture LLP, an Illinois general partnership registered as a limited liability partnership (“U.S. Buyer”) and Accenture Global Services Limited, a private company with limited liability incorporated in Ireland (“IP Buyer” and together with U.S. Buyer, “Buyers”). Seller, U.S. Buyer and IP Buyer are sometimes referred to herein individually as a “Party” and together as the “Parties”. As used in this Agreement, the terms set forth in Article X will have the respective meanings set forth therein and other terms used in this Agreement are defined in the context in which they are used and will have the meanings therein indicated.

INTRODUCTION

1. Seller is engaged, among other matters, in the Business;

2. Buyers desire to purchase from Seller, and Seller desires to sell to Buyers, the Acquired Assets, subject to the assumption of the Assumed Liabilities and upon the terms and subject to the conditions set forth herein;

3. As of the date hereof, each of the employees identified on Appendix A has entered into applicable Employment Arrangements with one or more Buyers;

4. At the Closing, the Parties shall enter into the Non-Competition Agreement, as Buyers are unwilling to consummate the transactions contemplated by this Agreement without the benefit of the covenants and obligations of Seller contained in the Non-Competition Agreement and the execution and delivery of the Non-Competition Agreement by Seller is an express condition precedent to Buyers’ obligations to effect the transactions contemplated by this Agreement; and

5. At the Closing, Seller and Proquire, LLC, an Affiliate of Buyers, shall enter into the Software License Agreement as the Parties are unwilling to consummate the transactions contemplated by this Agreement without the benefit of the covenants and obligations of Seller and Proquire, LLC contained in the Software License Agreement and the execution and delivery of the Software License Agreement by Seller and Proquire, LLC is an express condition precedent to the Parties’ obligations to effect the transactions contemplated by this Agreement.

NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained in this Agreement and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:

ARTICLE I

ASSET PURCHASE

1.1 Sale of U.S. Assets. On the terms and subject to the conditions of this Agreement, on the Closing Date, Seller shall, or shall cause its Subsidiaries to, sell, convey, assign, transfer and deliver to U.S. Buyer, and U.S. Buyer shall purchase and acquire and accept assignment from Seller, free and clear of all Liens, all of Seller’s and its Subsidiaries’ right, title and interest in and to the following (collectively, the “U.S. Acquired Assets”):

(a) All equipment and other tangible personal property identified on Schedule 1.1(a) (collectively, the “Equipment”) and all warranties and guarantees, if any, express or implied, existing for the benefit of Seller or its Subsidiaries in connection with the Equipment to the extent transferable;

(b) Subject to Section 1.9 and the terms and conditions of the Subcontract Agreement, (i) all Contracts, maintenance and service agreements, purchase commitments for materials and other services, advertising and promotional agreements and other agreements (including any agreements of Seller or its Subsidiaries with customers, suppliers, sales representatives, agents, licensors and licensees specified therein) identified on Schedule 1.1(b) (collectively, the “Primary Acquired Contracts”), (ii) any work in progress to the extent related to the Business and created by or on behalf of Seller or its Subsidiaries pursuant to the Primary Acquired Contracts, and (iii) all rights pursuant to any Primary Acquired Contracts, including all refunds, credits or other amounts owing from any counterparties to the Primary Acquired Contracts pursuant thereto with respect to any periods on or after the Closing, and claims therefor, and the right to be subrogated to and stand in the place of any rights of Seller or its Subsidiaries with respect thereto;

(c) All Permits, if any, identified on Schedule 1.1(c) (collectively, the “Assigned Permits”);

(d) Books, records, accounts, ledgers, files, documents, Client deliverables, correspondence, studies, reports, personnel and employment records and other records identified on Schedule 1.1(d) (collectively, the “Business Records”);

(e) All prepaid rentals, deposits, advances and other prepaid expenses, relating to the Primary Acquired Contracts;

(f) Any goodwill related to the Business (the “Goodwill”);

(g) All rights, claims, credits, causes of action or rights of setoff against Third Parties to the extent relating to the operation of the Business or the ownership of the Acquired Assets on or after the Closing Date, whether liquidated or unliquidated, fixed or contingent, including claims pursuant to all warranties, representations and guarantees made by suppliers, sales representatives, agents, licensors and licensees and other Third Parties in favor of the Business, including those arising in connection with products or services purchased by or furnished to the Business affecting any of the Acquired Assets; and

(h) The Business’s Client, potential client and business development materials identified on Schedule 1.1(h);

(i) The Exclusive Business Confidential Information that does not constitute Business Intellectual Property.

1.2 Sale of IP Assets. On the terms and subject to the conditions of this Agreement, on the Closing Date, Seller shall, or shall cause its Subsidiaries to, sell, convey, assign, transfer and deliver to IP Buyer, and IP Buyer shall purchase and acquire and accept assignment from Seller, free and clear of all Liens, all of Seller’s and its Subsidiaries’ right, title and interest in and to the following (collectively, the “IP Acquired Assets”):

(a) (i) All Contracts identified on Schedule 1.2(a) (the “IP Acquired Contracts”), and (ii) any work in progress to the extent related to the Business and created by Seller or its Subsidiaries pursuant to the Acquired Contracts, and (iii) all rights pursuant to any IP Acquired Contracts, including all refunds, credits or other amounts owing from any counterparties to the IP Acquired Contracts pursuant thereto with respect to any periods on or after the Closing, and claims therefor, and the right to be subrogated to and stand in the place of any rights of Seller or its Subsidiaries with respect thereto;

(b) All Business Intellectual Property; and

(c) All sales and promotional literature, workplans, due diligence materials, market assessments, strategies, reports, plans and models set forth on Schedule 1.2(c).

1.3 Excluded Assets. The Acquired Assets shall not include any assets other than those expressly set forth in Sections 1.1 and 1.2, and all such other assets shall remain the sole property of Seller and its Affiliates (each, an “Excluded Asset”). Without limiting the generality of the foregoing, the Acquired Assets shall not include Seller’s or its Subsidiaries’ right, title or interest in or to any of the following:

(a) The assets identified on Schedule 1.3(a);

(b) All assets of any Acquired Business;

(c) All cash and cash equivalents or similar type investments, bank accounts, certificates of deposit, Treasury bills and other marketable securities (whether or not related to the Business) on hand in Seller’s accounts immediately prior to Closing;

(d) All Accounts Receivable with respect to work or services performed or rendered prior to the Closing Date, subject to Section 2.4 of the Subcontract Agreement;

(e) All rights pursuant to any Acquired Contracts, including all refunds, credits or other amounts owing from any counterparties to the Acquired Contracts pursuant thereto, with respect to any periods prior to the Closing, and claims therefor;

(f) All insurance policies and all rights of Seller to insurance claims, related refunds and proceeds thereunder;

(g) The rights which accrue or will accrue to Seller under this Agreement or any agreement contemplated hereby;

(h) All refunds of Taxes relating to all periods ending on or prior to the Closing Date, determined in accordance with Sections 8.2(b) and 8.3(a); and

(i) All personnel records related to Business Employees and other records that Seller is required by Law to retain in its possession or is not permitted under Law to provide to Buyers.

1.4 Assumed Liabilities.

(a) On the Closing Date, U.S. Buyer shall deliver to Seller an undertaking (the “U.S. Assumption Agreement”), in a form reasonably agreed to by the Parties, pursuant to which U.S. Buyer, on and as of the Closing Date, shall assume and agree to pay, perform and discharge when due all of the following obligations and liabilities, in each case to the extent arising out of or relating to operation of the Business or the ownership of the U.S. Acquired Assets on or after the Closing Date (collectively, the “Assumed U.S. Liabilities”):

(i) All obligations and liabilities to the extent arising out of or relating to (A) the operation of the Business or ownership of the U.S. Acquired Assets on or after the Closing Date (other than with respect to Primary Acquired Contracts which have not been assigned to Buyer and are being subcontracted pursuant to the Subcontract Agreement) or (B) arising in connection with any Proceeding to the extent related to the operation of the Business or the ownership of the Acquired Assets (other than with respect to Primary Acquired Contracts which have not been assigned to Buyer and are being subcontracted pursuant to the Subcontract Agreement) on or after the Closing Date;

(ii) Subject to the terms and conditions of the Subcontract Agreement and Section 1.10, all executory obligations and liabilities of Seller under the Primary Acquired Contracts arising on or after the Closing Date;

(iii) All accounts payable related to the Acquired Contracts relating to periods that occur on or after the Closing Date;

(iv) The Deferred Revenue Liability, if any (subject to Section 4.11);

(v) All obligations and liabilities of Seller under the Assigned Permits arising on or after the Closing Date; and

(vi) All obligations and liabilities, with respect to Business Employees that are assumed by, or that are otherwise the responsibility of, Buyers pursuant to Section 9.3.

(b) On the Closing Date, IP Buyer shall deliver to Seller an undertaking (the “IP Assumption Agreement”), in a form reasonably agreed to by the Parties, pursuant to which, IP Buyer, on and as of the Closing Date, shall assume and agree to pay, perform and discharge when due all of the following obligations and liabilities, in each case to the extent arising out of or relating to the ownership of the IP Acquired Assets on or after the Closing Date (collectively, the “Assumed IP Liabilities”):

(i) All obligations and liabilities to the extent arising out of or relating to the ownership, use or other exploitation of the IP Acquired Assets by or on behalf of the IP Buyer on or after the Closing Date (other than Seller’s use of any of the IP Acquired Assets pursuant to the Restricted Rights License Agreement); and

(ii) all obligations and liabilities with respect to all Proceedings arising out of or relating to the ownership, use or other exploitation of the IP Acquired Assets by or on behalf of the IP Buyer on or after the Closing Date (other than Seller’s use of any of the IP Acquired Assets pursuant to the Restricted Rights License Agreement).

1.5 Excluded Liabilities. Buyers shall not assume or be obligated to pay, perform or otherwise discharge any liabilities or obligations of Seller or any of its Affiliates (including those related to the Business) other than those specifically defined herein as the Assumed Liabilities (collectively, the “Excluded Liabilities”). The Excluded Liabilities shall remain the sole responsibility of and shall be retained, paid, performed and discharged solely by Seller and its Affiliates. Without limiting the generality of the foregoing, the Excluded Liabilities include the following:

(a) With respect to (i) any Business Employees who become employees of Buyers pursuant to this Agreement or operation of Applicable Employment Law in the relevant jurisdiction, all liabilities and obligations with respect to his or her employment by Seller, its Affiliates or the Business prior to the Closing or, if later, prior to the time such individual becomes a New Buyer Employee (including any and all liabilities and obligations for wages, severance, pensions, retiree or other benefits, overtime, workers compensation benefits, occupational safety and health liabilities) and any liabilities and obligations incurred under applicable Law as a result of his or her termination of employment from (or temporary continued employment under applicable Law with) Seller, its Affiliates or the Business (whether by resignation or otherwise) in connection with the consummation of transactions contemplated by this Agreement, except as expressly assumed by Buyer in Section 9.3; and (ii) any Business Employees who do not become employees of Buyers at the Closing whether pursuant to this Agreement or by reason of waiver of their rights under Applicable Employment Law, all liabilities and obligations with respect to his or her employment by Seller, its Affiliates or the Business, whether arising prior to, on or after the Closing;

(b) Any liabilities in respect of deferred revenue under the Acquired Contracts in existence at the Closing Date other than the Deferred Revenue Liability;

(c) All obligations and liabilities arising out of or relating to the ownership of the Excluded Assets;

(d) All accounts payable related to the Acquired Contracts relating to periods which occur prior to the Closing Date;

(e) All obligations and liabilities arising out of or relating to any employment arrangement, other services arrangement or Employee Benefit Plan of Seller or its ERISA Affiliates, including any Business Benefit Plan, except as otherwise set forth in Section 9.3 or which otherwise transfer to the Buyer pursuant to Applicable Employment Law;

(f) All liabilities and obligations to the extent arising out of or relating to the conduct, acts or omissions of Seller or its Affiliates prior to the Closing Date, including any such liabilities and obligations (i) relating to the operation of the Business or the ownership, use or other exploitation of the Acquired Assets prior to the Closing Date or (ii) arising in connection with any Proceeding to the extent related to the operation of the Business or the ownership, use or other exploitation of the Acquired Assets prior to the Closing Date;

(g) All liabilities and obligations of Seller or its Affiliates arising under this Agreement or any Transaction Agreement or for costs and expenses incurred in connection with this Agreement or any Transaction Agreement or the consummation of the transactions contemplated by this Agreement or any Transaction Agreement; and

(h) All liabilities for Taxes incurred during taxable periods (or portions thereof) ending on or prior to the Closing Date (as determined in accordance with Section 8.2(b)) attributable to the direct or indirect ownership or operation of the Acquired Assets or the Business.

1.6 Purchase Price and Related Matters.

(a) Purchase Price. The total consideration to be paid by Buyers to Seller in consideration of the sale, assignment, transfer, conveyance and delivery of the Acquired Assets shall be (i) $51,000,000 (the “Cash Purchase Price”) and (ii) subject to the terms and conditions of this Agreement, the assumption of the Assumed Liabilities as provided in Section 1.4 hereof (collectively, and as adjusted by Section 6.6, the “Purchase Price”).

(b) Closing Payment Disbursements. Subject to Section 1.8, at the Closing, Buyers shall deliver funds equal to the Cash Purchase Price as follows:

(i) (A) $12,000,000 (the “Escrow Amount” and together with any interest and earnings thereon, and as the same may be reduced from time to time by any payments, the “Escrow Fund”) to the Escrow Agent; and

(ii) the remaining amount of the Cash Purchase Price to Seller (the “Remainder Payment”).

(c) Escrow. At the Closing, U.S. Buyer shall deposit or cause to be deposited an amount equal to the Escrow Amount in an escrow account mutually established by the Parties at Deutsche Bank (the “Escrow Agent”). Such escrow account will be established pursuant to an escrow agreement in a form reasonably agreed to by the Parties (the “Escrow Agreement”) with the costs thereof to be borne one-half by Seller and one-half by Buyers. All Parties hereto agree for all tax purposes that: (i) the right of Seller to the Escrow Fund shall be treated as deferred purchase price eligible for installment sale treatment under Section 453 of the Internal Revenue Code of 1986, as amended (the “Code”) and any corresponding provision of foreign, state or local law, as appropriate; (ii) Buyers shall be treated as the owner of the Escrow Fund solely for tax purposes, and all interest and earnings earned from the investment and reinvestment of the Escrow Amount, or any portion thereof, shall be allocable to Buyers pursuant to Section 468B(g) of the Code and Proposed Treasury Regulation Section 1.468B-8; (iii) if and to the extent any amount of the Escrow Fund is actually distributed to Seller, interest may be imputed on such amount, as required by Section 483 or 1274 of the Code; and (iv) in no event shall the total amount of the Escrow Fund (including any interest and earnings earned thereon) paid to Seller under this Agreement exceed an amount to be designated by Seller prior to the Closing. Clause (iv) of the preceding sentence is intended to ensure that the right of Seller to the Escrow Fund and any interest and earnings earned thereon is not treated as a contingent payment without a stated maximum selling price under Section 453 of the Code and the Treasury Regulations promulgated thereunder. All parties hereto shall file all Tax Returns consistently with the foregoing. Buyers shall be entitled to receive quarterly distributions from the Escrow Fund in an amount equal to 40% of the interest and earnings which are allocable to Buyers pursuant to clause (ii) above.

(d) Release of Escrow. Within five (5) Business Days following the Parties’ final determination of the Subcontract Backlog Report (as defined in the Subcontract Agreement) and the Escrow Release Amount for any given month, Seller and Buyers shall deliver joint instructions to the Escrow Agent instructing the Escrow Agent to release to Seller, in accordance with the Escrow Agreement, a portion of the Escrow Amount equal to the Escrow Release Amount. Any undisputed amount remaining in the Escrow Fund on the later of (i) the two year anniversary of the Closing Date, and (ii) the date on which each Subcontracted Contract under which any uncollected contractual backlog exists has expired or terminated, shall be released to Buyers, in accordance with the Escrow Agreement.

(e) Controller Certificate. At least three (3) Business Days prior to the Closing Date, Seller shall deliver a certificate of the controller of Seller, dated as of the Closing Date (the “Controller Certificate”), setting forth (i) with respect to the thirty (30) Material Contracts and Non-Material Contracts with the largest contracted backlog as of such delivery date, a statement listing any amounts paid in advance by any Current Client pursuant to any Acquired Contract for which the applicable services have not been performed as of the Closing Date (the “Deferred Revenue Liability”) (provided, that if Buyers reasonably determine that such statement does not provide an adequate understanding of the Deferred Revenue, Seller shall provide such information with respect to additional Contracts, as mutually determined by the Parties) and (ii) the contractual backlog outstanding as of the Closing Date with respect to the Acquired Contracts (the “Closing Backlog”), including the Material Contract Closing Backlog and the Non-Material Contract Closing Backlog. At the request of Buyers, representatives of Seller shall be available to answer questions with respect to the determination of the Deferred Revenue Liability and the Closing Backlog and shall provide such documentation and information used in Seller’s determination of the Assumed Payables, the Deferred Revenue, the Material Contract Closing Backlog and the Non-Material Contract Closing Backlog.

1.7 Allocation.

(a) Buyers and Seller shall use good faith efforts to attempt to reach agreement on an allocation schedule (the “Allocation Schedule”) allocating the Cash Purchase Price, the Assumed Liabilities and all other relevant items among the Acquired Assets and the Parties’ agreements in the Non-Competition Agreement within the later of 120 days after the Closing Date or thirty (30) days after Buyers’ receipt of a Third Party valuation report unless otherwise extended by mutual agreement of Buyers and Seller. If Buyers and Seller reach agreement regarding the Allocation Schedule, the Allocation Schedule shall become final (the “Final Purchase Price Allocation”) and shall be binding on Buyers and Seller for U.S. federal income tax purposes.

(b) Any Final Purchase Price Allocation (and any adjustments thereto) shall be prepared in accordance with the rules under Section 1060 of the Code. The Parties recognize that the Cash Purchase Price and Assumed Liabilities do not include Buyers’ acquisition expenses or Seller’s selling expenses and that Buyers and Seller will allocate such expenses appropriately. In the event there is a Final Purchase Price Allocation, the Parties agree to act in accordance with the computations and allocations contained in any Final Purchase Price Allocation in any relevant Tax Returns or filings (including any forms or reports required to be filed pursuant to Section 1060 of the Code or any provisions of local, state and foreign Law (“1060 Forms”)), except as otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code (or any comparable provision of any state, local or foreign Law), and to cooperate in the preparation of any 1060 Forms and to file such 1060 Forms in the manner required by applicable Law.

(c) If Seller and Buyers are unable to reach a timely agreement regarding the Allocation Schedule, each Party shall be entitled to adopt its own position regarding the Allocation Schedule.

1.8 The Closing.

(a) Time and Location. The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Goodwin Procter LLP, 135 Commonwealth Drive, Menlo Park, California 94025 or such other location as may be mutually agreed by the Parties, commencing at 10:00 a.m., local time, on November 16, 2010, or, if all of the conditions to the obligations of the Parties to consummate the transactions contemplated hereby (excluding the delivery of any documents to be delivered at the Closing by any of the Parties and other than satisfaction of those conditions that by their terms are to be satisfied or waived at Closing, it being understood that the occurrence of the Closing shall remain subject to the delivery of such documents and the satisfaction or waiver of such conditions) have not been satisfied or waived by such date, on such mutually agreeable later date as soon as practicable (but in no event more than five (5) Business Days) after the first date on which the conditions to the obligations of the Parties to consummate the transactions contemplated hereby (excluding the delivery of any documents to be delivered at the Closing by any of the Parties and other than satisfaction of those conditions that by their terms are to be satisfied or waived at Closing, it being understood that the occurrence of the Closing shall remain subject to the delivery of such documents and the satisfaction or waiver of such conditions) have been satisfied or waived (the “Closing Date”).

(b) Actions at the Closing. At the Closing:

(i) Seller shall deliver (or cause to be delivered) to Buyers the various certificates, instruments and documents required to be delivered under Section 5.1;

(ii) Buyers shall deliver (or cause to be delivered) to Seller the various certificates, instruments and documents required to be delivered under Section 5.2;

(iii) Seller shall deliver to each respective Buyer an executed bill of sale and assignment in a form reasonably agreed to by the Parties with respect to the applicable Acquired Assets to such Buyer;

(iv) Seller shall deliver to IP Buyer an executed trademark assignment in a form reasonably agreed to by the Parties;

(v) The Parties shall execute and deliver to each other a Services and Subcontract Agreement (the “Subcontract Agreement”) in substantially the form attached hereto as Exhibit A;

(vi) The Parties shall execute and deliver to each other a Non-Competition Agreement (the “Non-Competition Agreement”) in substantially the form attached hereto as Exhibit B;

(vii) Subject to Section 4.13, the Parties shall execute and deliver to each other a Sublease (the “Sublease”) in substantially the form attached hereto as Exhibit C;

(viii) The Parties shall execute and deliver to each other a Transition Services Agreement (the “Transition Services Agreement”) in substantially the form attached hereto as Exhibit D.

(ix) The Parties shall execute and deliver the Restricted Rights License Agreement (the “Restricted Rights License Agreement”) in substantially the form attached hereto as Exhibit E;

(x) Seller and Proquire, LLC, an Affiliate of Buyers, shall execute and deliver to each other a Software License Agreement (the “Software License Agreement”) in the form attached hereto as Exhibit F; provided, however, in the event that Proquire, LLC is unwilling or unable to execute and deliver to Seller the Software License Agreement, one of Buyers shall enter into such Software License Agreement in lieu of Proquire, LLC;

(xi) Seller shall deliver (or cause to be delivered) such other instruments of conveyance as Buyers may reasonably request in order to effect the sale, transfer, conveyance and assignment to Buyers of ownership of the Acquired Assets owned by Seller;

(xii) U.S. Buyer shall deliver to Seller an executed U.S. Assumption Agreement and such other instruments as Seller may reasonably request in order to effect the assumption by U.S. Buyer of the U.S. Assumed Liabilities;

(xiii) IP Buyer shall deliver to Seller an executed IP Assumption Agreement and such other instruments as Seller may reasonably request in order to effect the assumption by IP Buyer of the IP Assumed Liabilities.

(xiv) Buyers shall pay (or cause to be paid) to Seller the Remainder Payment in cash by wire transfer of immediately available funds to one or more accounts designated by Seller;

(xv) Buyers shall deliver (or cause to be delivered) to the Escrow Agent, the Escrow Amount;

(xvi) Seller shall deliver or make available (or cause to be delivered or made available), as appropriate, to Buyers all of the Acquired Assets of a tangible nature owned by Seller, including the Business Records;

(xvii) Seller shall deliver to U.S. Buyer a CD including all materials provided by Seller in the virtual data room;

(xviii) Seller shall deliver to Buyers a certificate of the Secretary of Seller, dated as of the Closing Date, (A) setting forth copies of resolutions of the Board of Directors of Seller authorizing the consummation of the transactions contemplated hereby, and certifying that such resolutions were duly adopted and have not been rescinded or amended as of the Closing Date, and (B) certifying as being correct and complete the copies attached to such certificate of the Certificate of Incorporation, as amended, and the bylaws, as amended, of Seller;

(xix) Seller shall deliver to Buyers a certificate of good standing of Seller certified by the Secretary of State of the State of Delaware dated as of a date not earlier than five days prior to the Closing Date; and

(xx) Seller shall deliver to Buyers a certificate, dated as of the Closing Date, that it is not a “foreign person” as that term is defined in Section 1445(f)(3) of the Code, which certification shall be made in accordance with U.S. Treasury Regulation Section 1.1445-2(b)(2); provided that the only remedy for the failure to provide such certificate shall be the right of Buyers to withhold on the applicable portion of the Purchase Price.

(xxi) As of the Closing Date, a list of Clients that utilize Seller’s shared public site in connection with the performance of Business Services for such Clients under the applicable Acquired Contract.

(xxii) The Parties shall execute and deliver to each other a cross-receipt evidencing the transactions referred to above.

1.9 Consents to Assignment.

(a) Prior to the Closing Date, the Parties agree to use commercially reasonable efforts to assign to Buyers each of the Acquired Contracts listed on Schedule 1.9(a) (each, a “Material Contract”).

(b) Schedule 1.9 (b) sets forth a list of all Acquired Contracts with Clients which are not a Material Contract (each, a “Non-Material Contract”).

(c) At least five (5) Business Days prior to the Closing Date, Seller shall deliver to Buyer an updated Schedule 1.1(b), which shall include any Client Contracts entered into by Seller with respect to the Business after the date hereof (each, a “New Contract”). Any New Contract which either (i) (A) has a contracted backlog in excess of $250,000 and (B) has a term that extends past November 30, 2010 or (ii) (A) has a contracted backlog in excess of $100,000 and (B) is reasonably determined by Accenture to be a strategic client, shall be designated a Material Contract. Any New Contract that does not meet (i) or (ii) above shall be designated a Non-Material Contract. Notwithstanding anything herein to the contrary, no Contract of an Acquired Business shall constitute an Acquired Contract or New Contract and shall not be added to or included on Schedule 1.9(b).

(d) Anything in this Agreement to the contrary notwithstanding and subject to Section 4.1, this Agreement shall not constitute an agreement to assign or transfer any asset, Contract, lease, authorization, license or permit, or any claim, right or benefit arising thereunder or resulting therefrom, if an attempted assignment or transfer thereof, without the Consent of a Third Party thereto or of the issuing Governmental Entity, as the case may be, would constitute a breach or default thereof, would result in a violation of the rights of any such Third Party, would be ineffective, or would in any way adversely affect the rights of Seller or Buyers thereunder. With respect to (x) any such Acquired Contracts for which such Consent is not obtained and are therefore not assigned by Seller to Buyers (or an Affiliate of Buyers) prior to the Closing Date and (y) all Non-Material Contracts, the Parties shall enter into the Subcontract Agreement, which shall set forth the terms and conditions with respect to the Parties’ cooperation regarding such Acquired Contracts and the mechanics for assigning such Acquired Contracts to Buyers (or an Affiliate of Buyers).

1.10 Further Assurances.

(a) At any time and from time to time after the Closing Date, as and when requested by any Party hereto and at such Party’s expense, the other Party shall promptly execute and deliver, or cause to be executed and delivered, all such documents, instruments and certificates and shall take, or cause to be taken, all such further or other actions as are reasonably necessary to evidence and effectuate the transactions contemplated by this Agreement, including the execution of bills of sale and assignment and assumption agreements with Affiliates of Buyers designated by Buyers.

(b) Without limiting the generality of paragraph (a) above and subject to the terms of the Subcontract Agreement and Section 1.9, if at any time after the Closing, any further assignments, conveyances, transfers or assurances in law, or any other actions or things, are necessary or appropriate to assign, convey, transfer, set over or deliver to, or to vest, perfect or confirm in, the applicable Buyer any right, title or interest of Seller, of record or otherwise, in or to the Acquired Assets or to place Buyers in operating control of any of the Acquired Assets, Seller, at its sole cost and expense, shall promptly execute, deliver and record, or cause to be executed, delivered and recorded, any and all such further instruments of assignment, conveyance and transfer as may be necessary to assign, convey, transfer, set over and deliver to, and to vest, perfect and confirm in, the appropriate Buyer all right, title and interest of Seller, of record and otherwise, in and to the Acquired Assets.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF SELLER

Seller represents and warrants to Buyers that:

2.1 Organization, Qualification and Corporate Power. Seller is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and is duly qualified to conduct business under the laws of each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its activities, in each case as they relate to the Business, makes such qualification necessary, except for any such failures to be qualified that would not reasonably be expected to result in a Business Material Adverse Effect (as defined below). Seller has all requisite corporate power and authority to carry on the Business as it is currently conducted and to own and use the properties now owned and used by it.

2.2 Title to Assets; Sufficiency of Assets.

(a) Seller has good and valid title to, a valid license to, or a valid leasehold interest in, the Acquired Assets, free and clear of any Liens. Upon the sale, conveyance, transfer, assignment and delivery of the Acquired Assets in accordance with this Agreement, the Buyers will acquire good and valid title to, a valid license to, or a valid leasehold interest in, the Acquired Assets, free and clear of any Liens.

(b) Assuming Buyers (or one or more of their Affiliates) have the ability to provide to the Business all (i) facilities (including internet bandwidth and furnishings) other than those provided pursuant to the Transition Services Agreement during the term thereof, (ii) licenses for “off-the-shelf” or otherwise commercially available software, and (iii) executive, accounting/finance, marketing, legal, human resources, information technology and similar services currently provided to the Business by Seller, the Acquired Assets, the rights licensed to Buyers under the Software License Agreement (provided such agreement is renewed upon its expiration upon mutually agreeable terms for renewal period(s)) and the rights licensed to Buyers pursuant to Section 9.11, collectively are, when utilized by a labor force substantially similar to that employed by Seller in connection with the Business on the date hereof, adequate and sufficient (A) to conduct the Business immediately following the Closing in a manner consistent in all material respects with the manner in which it was conducted in the Ordinary Course of Business prior to the Closing Date and (B) to comply with the Buyers’ obligations under the Acquired Contracts and the Subcontract Agreement.

(c) The items of tangible personal property included in the Acquired Assets (i) are in good operating condition and repair (ordinary wear and tear excepted), (ii) do not have any defects that would reasonably be expected to interfere in any material respect with their use in connection with the Business, and (iii) are suitable for the uses for which they are intended.

2.3 Authority. Seller has all requisite corporate power and authority to execute and deliver this Agreement and each Transaction Agreement and to perform its obligations hereunder and thereunder. The execution and delivery of this Agreement and each Transaction Agreement by Seller, the performance by Seller of its obligations hereunder and thereunder and the consummation by Seller of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate action on the part of Seller. This Agreement has been, and each Transaction Agreement will be, duly and validly executed and delivered by Seller and, assuming this Agreement and each Transaction Agreement constitute the valid and binding agreements of Buyers, constitute valid and binding obligations of Seller, enforceable against Seller in accordance with their respective terms, except as such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or other similar Laws relating to or affecting the rights of creditors generally and by equitable principles, including those limiting the availability of specific performance, injunctive relief and other equitable remedies and those providing for equitable defenses.

2.4 Noncontravention. Except as set forth on Schedule 2.4, neither the execution and delivery of this Agreement and each Transaction Agreement by Seller, nor the consummation by Seller of the transactions contemplated hereby and thereby, will:

(a) conflict with or violate any provision of the charter or bylaws or other organizational documents of Seller;

(b) require on the part of Seller any filing with, or any Permit or Consent of any Governmental Entity, except for any filing, Permit or Consent which if not obtained or made would not reasonably be expected to result in a Business Material Adverse Effect;

(c) conflict with, result in a breach of, constitute (with or without due notice or lapse of time or both) a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify or cancel, or require any notice, consent or waiver under, any Contract, lease, sublease, license, sublicense, franchise, permit, indenture, agreement or mortgage for borrowed money, instrument of indebtedness or Lien to which Seller is a party or by which Seller or any of the Acquired Assets is bound or to which any of its respective assets is subject, except for any conflict, breach, default, acceleration, right to accelerate, termination, modification, cancellation, notice, consent or waiver that would not reasonably be expected to result in a Business Material Adverse Effect; or

(d) violate any Order specifically naming, or Law applicable to, Seller or any of its properties or assets, except for any violation that would not reasonably be expected to result in a Business Material Adverse Effect.

2.5 Financial Statements.

(a) Seller has provided to Buyers copies of the unaudited income statements of the Business as of September 30, 2009 and as of August 31, 2010 and the bridge documents associated with such Unaudited Financial Statements provided to Buyers (collectively, the “Unaudited Financial Statements”), which are set forth on Schedule 2.5. Except as set forth on the Schedule 2.5, such Unaudited Financial Statements (i) have been prepared from the books and records of Seller, (ii) contain figures that arose out of bona fide licenses, sales and deliveries of goods, performance of services or other bona fide business transactions, (iii) have been prepared on an accrual basis, consistently applied, and (iv) have been prepared in accordance with GAAP; provided, however, that the Unaudited Financial Statements as of, and for the eleven-month period ended, August 31, 2010 are subject to year-end adjustments and the Unaudited Financial Statements do not include footnotes.

(b) Schedule 2.5 sets forth (i) a statement listing all of the accounts payable that would be an Assumed Liability if determined as of the date hereof, (ii) with respect to the thirty (30) Material Contracts and Non-Material Contracts with the largest contracted backlog as of the date hereof, a statement listing the Deferred Revenue Liability, if any, if determined as of the date hereof, (iii) the contractual backlog outstanding with respect to the Material Contracts as of the date hereof, and (iv) the contractual backlog outstanding with respect to the Non-Material Contracts as of the date hereof (clauses (iii) and (iv) together, the “Signing Backlog”).

2.6 Absence of Certain Changes. Except as specifically contemplated by this Agreement, since September 1, 2009, Seller has conducted the Business in the Ordinary Course of Business and, as of the date hereof, there have not been any adverse changes in the operations, assets, properties, liabilities, financial condition or results of operations of the Business, except for any adverse changes that, individually or in the aggregate, would not reasonably be expected to result in a Business Material Adverse Effect. Except as specifically contemplated by this Agreement or as set forth on Schedule 2.6, since September 1, 2009, none of the following has occurred:

(a) any sale, assignment, license or transfer of any portion of the Acquired Assets;

(b) any waiver of any rights of material value to the Business;

(c) except as required by Law, any grant of rights to severance benefits, “stay pay” or termination pay to any officer or other employee of the Business or any increase in benefits payable or potentially payable to any such officer or other employee of the Business under any previously existing severance benefits, “stay-pay” or termination pay arrangements (in each case, other than grants or increases that are substantially consistent with the past practice of the Business or grants or increases for which Buyers will not be obligated following the Closing);

(d) except in accordance with Seller’s historic practices in the Ordinary Course of Business, any capital expenditure or commitment therefor with respect to the Business in an amount in excess of $25,000.00 in the aggregate;

(e) any acquisition of any Entity or business (whether by the acquisition of stock, the acquisition of assets, merger or otherwise), other than (i) acquisitions that have not or will not become part of, or integrated into, the Business and (ii) acquisitions that, as of the date hereof, do not involve the marketing, sale or delivery of Business Services;

(f) any amendment of the terms of any existing Business Benefit Plan or interpretation of the terms of any such plan in a manner inconsistent with past interpretations, except as required by Law;

(g) any material change to the accounting principles, methods or practices of the Business, except in each case to conform to changes in GAAP or applicable local generally accepted accounting principles;

(h) any material damage, destruction or loss (whether or not insured) affecting the physical condition of the Acquired Assets or the availability thereof in connection with the conduct of the Business;

(i) any material changes in the customary methods of operation of the Business or the manner in which the Business is conducted;

(j) any (i) termination, removal or reassignment to another business of Seller’s of any employee, manager or contractor who has historically provided more than 50% of his or her time to the Business or (ii) reassignment to the Business of any employee, manager or contractor who has historically provided less than 50% of his or her time to the Business;

(k) as of the date hereof, any adverse change in the relationships between the Business on the one hand and, on the other hand, any Clients, joint venture partners, contractors, subcontractors, suppliers, licensors, licensees, lessors or other Persons with whom the Business has material business relationships, except for any adverse changes that, individually or in the aggregate, would not reasonably be expected to result in a Business Material Adverse Effect;

(l) as of the date hereof, any revocation or termination, or any written notice of any threatened revocation or termination, of any material Acquired Contract or any Acquired Permit; or

(m) the entering into of any agreement or commitment to take any of the actions set forth in paragraphs (a) through (l) of this Section 2.6.

2.7 Liabilities. The Business is current in all material respects in the payment and performance of all of its debt, liabilities and obligations of the type that would constitute Assumed Liabilities. At Closing, all of the Assumed Liabilities will have been incurred in the Ordinary Course of Business.

2.8 Tax Matters.

(a) Seller has filed or had filed on its behalf all material Tax Returns that it was required to file (separately or as part of a consolidated, combined or unitary group) with respect to the Acquired Assets or the Business and all such Tax Returns were correct and complete in all material respects. With respect to the Acquired Assets and the Business, Seller has paid (or had paid on its behalf) (i) all Taxes that are shown to be due on any such Tax Returns or pursuant to any assessment received by Seller from any Taxing Authority for any period preceding the Closing Date, and (ii) all other Taxes due on or before the Closing Date (whether or not shown on a Tax Return). All Taxes that Seller is or was required by Law to withhold or collect with respect to the Acquired Assets and the Business have been duly withheld or collected and, to the extent required, have been paid or will be paid to the proper Governmental Entity.

(b) There are no pending, proposed in writing or threatened in writing Proceedings with respect to any Taxes payable by or asserted against Seller related to the Acquired Assets or the Business.

(c) There are no outstanding agreements or waivers that would extend the statutory period in which a Taxing Authority may assess or collect a Tax that could result in a Lien upon the Acquired Assets or the Business or in liability to any Buyer as a transferee of or successor to the Acquired Assets or the Business.

(d) There are no Liens with respect to Taxes (other than for current Taxes not yet due and payable) upon the Acquired Assets or the Business.

(e) None of the Acquired Assets constitute a “United States real property interest” within the meaning of Section 897(c) of the Code.

(f) No claim has ever been made in writing by any Taxing Authority in a jurisdiction where Seller does not file Tax Returns with respect to the Business or the Acquired Assets that Seller is or may be subject to Taxation by that jurisdiction.

(g) None of the Acquired Assets or Assumed Liabilities includes any interest in a joint venture, alliance, partnership or other arrangement that has been treated as a partnership for Tax purposes.

(h) Seller is not a party to any Tax indemnity, Tax allocation or Tax sharing agreement, other than any such agreement entered into in the Ordinary Course of Business the principal purpose of which is not related to Tax, that could reasonably be expected to result in any liability for any Buyer as a result of its acquisition or ownership of the Acquired Assets or the Business.

(i) There are no requests for rulings pending between Seller and any Governmental Entity in respect of any Tax that could result in a Lien upon the Acquired Assets or the Business or in liability to any Buyer as a transferee of or successor to the Acquired Assets or the Business.

(j) None of the Acquired Assets directly or indirectly secure any debt, the interest on which is tax-exempt under Section 103(a) of the Code.

(k) Seller has collected or self-assessed and remitted to the appropriate Governmental Entity all sales and use or similar Taxes required to have been collected or self-assessed with respect to the Acquired Assets and the Business, including any interest and any penalty, addition to tax or additional amount.

(l) Seller has properly and timely paid to the appropriate Governmental Entities all payroll, unemployment and similar Taxes with respect to the Acquired Assets or the Business due on or before the Closing Date and has complied in all material respects with all information reporting, backup withholding and Tax Return requirements, including the maintenance of required records with respect thereto, in connection with any such amounts.

(m) This Section 2.8 and Section 2.14, and any other representation or warranty to the extent such representation or warranty explicitly references Taxes, sets forth the only representations by Seller with respect to Taxes.

2.9 Real Property. The Acquired Assets do not include any owned real property. Schedule 2.9 contains a correct and complete list of all leasehold interests included as an Acquired Contract or that are the subject of the Sublease (each a “Lease” and, collectively, the “Leasehold Property”), in each case held by Seller free and clear of all Liens. With respect to the Leasehold Property: (a) Seller has all easements and rights necessary to conduct the its business as currently conducted; (b) no portion thereof is subject to any pending or, to Seller’s Knowledge, threatened condemnation Proceeding or Proceeding by any public authority; (c) other than the Sublease, there are no leases, subleases, licenses, concessions or other agreements, written or oral, granting to any Person the right of use or occupancy of any portion of any parcel of Leasehold Property and Seller enjoys peaceful, exclusive and undisturbed possession under all leases for Leasehold Property; (d) the Leasehold Property is supplied with utilities and other services necessary for the operation of such facilities; (e) there is nothing owing in respect of the Leasehold Property by Seller to any municipal corporation or to any other corporation or commission owning or operating a public utility for water, gas, electrical power or energy, steam or hot water, or for the use thereof, other than current accounts in respect of which the payment due date has not yet passed; and (f) no part of the Leasehold Property has been taken or expropriated by any federal, state, municipal or other competent authority nor has any notice or Proceeding in respect thereof been given or commenced. A correct and complete copy of each Lease, including all related documentation, has heretofore been made available to Buyers.

2.10 Intellectual Property.

(a) Schedule 2.10(a)(i) sets forth a list of all Intellectual Property that constitutes the “Business Intellectual Property” hereunder. There is no Intellectual Property that is used in the operation of the Business that is not (1) “Business Intellectual Property” or other “IP Acquired Assets” or “U.S. Acquired Assets”, (2) to be licensed to Buyers pursuant to the Software License Agreement or Section 9.11, (3) the subject of the covenant not to sue granted in Section 9.13 or (4) described in clauses (ii) and (iii) of Section 2.2(b).

(b) Except as set forth on Schedule 2.10(b), each item of Business Intellectual Property is owned by Seller free and clear of any Liens or ownership interests of any Third Party or any employee of Seller.

(i) Each officer, employee and contractor of Seller or any predecessor entity who has created any Business Intellectual Property has executed a written contract that irrevocably assigns to Seller all of his or her rights, title and ownership in and to any such Business Intellectual Property in their entirety.

(ii) All copyrights comprising a portion of the Business Intellectual Property owned by Seller consist, to Seller’s Knowledge, exclusively of (A) “works made for hire” as that term is used in Title 17 of the United States Code and (B) works developed by independent contractors or consultants engaged by Seller which have assigned to Seller their entire right, title and interest in and to the work or works produced, pursuant to a valid and enforceable written Contract. The Business Intellectual Property does not include (1) any Intellectual Property in which any Person other than Seller has or may acquire any right of ownership, control or compensation, or (2) any invention made by (x) any officer or employee of Seller at any time other than during his or her employment, or (y) any independent contractor or consultant engaged with Seller who is not or was not subject to a Contract requiring assignment of all Intellectual Property created in connection with its engagement by Seller related to the Business to Seller. None of the Business Intellectual Property owned by Seller is the product of a joint invention or authorship where at least one of the inventors or authors was not an employee of Seller and was not otherwise obligated by a Contract to assign all of his or her rights in such Business Intellectual Property to Seller.

(c) No claim by any Third Party contesting the validity, enforceability, use or ownership of any of the Business Intellectual Property has been made, is currently outstanding or to Seller’s Knowledge, has been threatened or asserted and, to Seller’s Knowledge, there is no basis for such a claim. There is (i) no Proceeding, opposition, petition to cancel, interference, re-examination or audit pending, or threatened with respect to, and (ii) no outstanding Order concerning, any of the Business Intellectual Property.

(d) Immediately after the Closing, all Business Intellectual Property will be fully transferable, alienable, improvable, licensable and otherwise exploitable by IP Buyer without restriction (other than the obligations set forth in the Acquired Contracts and subject to the rights granted to Seller and its Affiliates in the Restricted Rights License Agreement) and without payment of any kind to any Third Party, and such rights are non-terminable and not subject to revocation.

(e) Seller has taken reasonable steps, consistent with its practices and policies, to protect its rights in confidential information and trade secrets owned by Seller that are embodied in the Business Intellectual Property.

(f) Other than the distribution of Supply Watch magazine, the Business Intellectual Property was only used internally by Seller in the Business and has not been licensed, sold or otherwise distributed to any Person (other than distributions to employees and contractors of the Business in the Ordinary Course of Business). No Person has any ownership rights or license rights to the Business Intellectual Property or any improvements made by Seller in such Business Intellectual Property. Seller has not granted, or agreed to grant, to any Person any rights with respect to any items of Business Intellectual Property. Seller has not granted, or agreed to grant (whether or not any requirement such as the giving of notice, the lapse of time or the happening of any future condition, event or act has been satisfied), to any Person, the right to sublicense or transfer any of the Business Intellectual Property.

(g) Seller has no obligation to compensate any Person for development, license, use, sale, distribution or modification of any Business Intellectual Property (other than obligations to pay its employees and other personnel salary and other compensation in the Ordinary Course of Business).

(h) No claim of infringement, misappropriation, violation of any Intellectual Property rights, or violation of any rights of publicity or privacy of any other Person has been made or asserted against Seller with respect to the Business or otherwise in respect of the operation of the Business and there is no basis for such a claim. To Seller’s Knowledge, no Person is infringing or misappropriating any of the Business Intellectual Property. To Seller’s Knowledge, the Business Intellectual Property does not infringe any patent or copyright, or misappropriate any trade secret or other Intellectual Property rights, of any Third Party. No claim by any Third Party contesting the validity of or Seller’s use or ownership of the Business Intellectual Property has been made or is currently outstanding, and, to Seller’s Knowledge, there are no existing facts or circumstances that could serve as a basis for such a claim. The Business Intellectual Property does not include any software or Intellectual Property in which any Person other than Seller (including any current or former employee or consultant of Seller) has or may acquire any right, title or interest (including any right of compensation).

(i) Seller has not agreed to indemnify any Person against any charge of infringement or other violation with respect to any Business Intellectual Property, other than in connection with any Client Contract in the Ordinary Course of Business.

(j) The Business Intellectual Property does not contain any software program or code that is Open Source.

(k) Seller is party to an intercompany agreement which provides that all Intellectual Property created by any employee of any Subsidiary is transferred to Seller, such that Seller owns all of the Business Intellectual Property and Specified IP.

(l) With respect to the Business, Seller has collected, stored and processed personally identifiable information from its clients in accordance, in all material respects, with applicable data protection and privacy Laws and such personally identifiable information can be used by the Business after the Closing in the manner presently used by the Business. The collection, storage, and use, both before and after the Closing, by the Business of customer data in the manner presently conducted by the Business is authorized by the respective customer pursuant to written agreement.

(m) Between 18 and 28 Clients utilize Seller’s shared public site in connection with the performance of Business Services for such Clients under the applicable Acquired Contract.

2.11 Contracts.

(a) Each applicable subpart of Schedule 2.11(a) lists, as of the date hereof, all of the following Contracts to which Seller or any of its Affiliates is a party which relates to the Business or pursuant to which the Acquired Assets are bound (other than corporate-level contracts that apply to Seller’s businesses generally):

(i) any Contract with a business development agent or Person for which Seller agrees to pay any commission or fee in connection with any client or prospective client of the Business;

(ii) any Contract establishing a partnership, alliance, joint venture or other similar arrangement relating to the Business;

(iii) any Contract (or group of related Contracts) under which Seller has imposed a Lien on any of the Acquired Assets;

(iv) any Contract (A) that contains any covenant, provision or obligation that limits in any manner whatsoever the ability of the Business or any of its employees to freely engage in any line of business anywhere in the world, to compete with any Person or to obtain from, or provide to, any Person any products or services, or (B) pursuant to which any Person has agreed not to compete, or otherwise restricts a Person’s ability to engage freely, in any part of the Business;

(v) any Contract for the employment of any employee of the Business by Seller;

(vi) any severance, “stay pay” or termination agreement with any officer or other employee of the Business;

(vii) any Contract for the sale of any Acquired Asset;

(viii) any Contract for the acquisition by Seller of any operating business or the capital stock of any other Person that (A) will become part of or integrated into the Business or (B) involves the marketing, sale or delivery of Business Services;

(ix) any Contract or commitment requiring the Consent of, or the waiver by, any suppliers, distributors, clients, licensees, licensors, insurers or other Persons in connection with the execution, delivery and performance of this Agreement or the Transaction Agreements by Seller and the consummation of the transactions contemplated hereby;

(x) any Contract that relates to marketing, sales or advertising of the Business (but excluding any Contracts that relate to marketing, sales or advertising of Seller’s products and services generally);

(xi) any Contract under which the Business has (A) guaranteed the obligations of any Person, (B) agreed to indemnify any Person (other than in connection with any client Contract entered into in the Ordinary Course of Business), or (C) agreed to share Tax liability with any Person;

(xii) each client Contract under which there are any obligations outstanding;

(xiii) any Contract pursuant to which the Business has granted, or agreed to grant, to another Person exclusive rights with respect to any goods or services, items of Business Intellectual Property or territory;

(xiv) any Contract pursuant to which Seller has granted, or agreed to grant (whether or not any requirement such as the giving of notice, the lapse of time or the happening of any further condition, event or act has been satisfied), to another Person the right to sublicense or transfer any Business Intellectual Property;

(xv) any Contract or commitment for the provision to the Business of services of any Person as an independent contractor or a subcontractor; and

(xvi) any Contract or commitment that provides for the provision of any goods or services to the Business for aggregate future payments of more than $25,000 and that is not terminable on 30 days’ written notice without penalty (but excluding any Contracts under clause (xv) above or that relate to goods and services obtained for Seller’s operations of its products and services generally);

(b) Seller has made available to Buyers a correct and complete copy of each Contract (as amended to date) listed in Schedule 2.11(a) (the “Designated Contracts”). Schedule 2.11(b) sets forth a list of all Designated Contracts which are not included in the Acquired Contracts. Each Acquired Contract is a legal, valid, binding and enforceable obligation of Seller, and, to Seller’s Knowledge, of each other party thereto (except as the foregoing may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or other similar Laws relating to or affecting the rights of creditors generally and by equitable principles, including those limiting the availability of specific performance, injunctive relief, and other equitable remedies and those providing for equitable defenses), and there exists no material defaults or violations (or alleged defaults or violations) of Seller, or, to Seller’s Knowledge, any other party thereto.

(c) Except as set forth on Schedule 2.11(c), as of the date hereof, no notice in writing of alleged violation of or default has been received by Seller under, and there is no threat in writing to cancel, any Acquired Contract, in each case, pursuant to the notice provisions thereof. To Seller’s Knowledge, as of the date hereof, there are no material disputes related to (i) claims for refunds or service credits by any Client pursuant to any Acquired Contract, (ii) claims for breach of warranty by Seller pursuant to any Acquired Contract or (iii) claims relating to amounts owed by any Client pursuant to any Acquired Contract.

2.12 Litigation. Schedule 2.12 lists each (a) Order specifically naming Seller relating to the Business or any of the Acquired Assets or which would reasonably be expected to affect in any way the transactions contemplated by this Agreement or the Transaction Agreements, and (b) Proceeding relating to the Acquired Assets or the Business, this Agreement, the Transaction

Agreements, or the transactions contemplated herby or thereby (but excluding any Proceeding relating solely to any Excluded Asset) or, to Seller’s Knowledge, which has been threatened against Seller, including by any former employee of Seller in relation to the Business or Business Employee, works council, union or other employee representative body.

2.13 Labor Matters.

(a) Except as otherwise disclosed in Schedule 2.13(a), Seller is not party to, or bound by, any collective bargaining agreement, national collective bargaining agreement, union agreement or similar agreement (whether or not applying to a group of employees or a single employee) that covers or is applicable to the employees of the Business. Seller has not, with respect to the Business, experienced since January 1, 2007, any material strikes, grievances, claims of unfair labor practices or other collective bargaining, union or similar disputes. Seller has, and it is reasonably expected that Seller’s applicable Affiliates have, abided by the terms of any agreement disclosed in Schedule 2.13(a). Seller and its Affiliates have fully complied with their respective obligations under Applicable Employment Law to inform their respective employees and to consult with any union, works council, or other employee representatives on any matter concerning or arising from this Agreement or affecting the employees.

(b) Schedule 2.13(b)(1) sets forth a correct and complete list of each current employee of the Business, whose services with respect to the Business as an employee reasonably comprises more than 50% of such employee’s total services as an employee as of the date hereof (an “In-Scope Employee”) together with each such employee’s (i) job title, (ii) current salary and other non-discretionary payments, (iii) date of hire, (iv) regular scheduled hours, (v) country of residence, (vi) probationary warnings issued or similar formal actions taken with to such employee in connection with his or her performance of services, (vii) all accrued paid time off as of the date hereof and (viii) accrued bonus/commissions as of the date hereof (excluding accrued bonus/commissions that constitute Excluded Liabilities).

(c) Schedule 2.13(c) sets forth a list, as of the date hereof, of all individual employment, consulting, non-compete or severance agreements, excluding non-material offer letters providing for at-will employment, which involve the Business and are in effect as of the date hereof, and to the extent any such agreement provides material benefits or rights that are not typically provided to current employees of the Business, the agreement shall be specifically identified on Schedule 2.13(c) along with brief description of such benefits and rights. Seller has not agreed to any future variation, or negotiation thereof, in any such agreement.

(d) The Business is in compliance in all material respects with all Laws regarding terms and conditions of employment, including, to the extent applicable, discrimination Laws, immigration Laws, verification of employment eligibility, employee leave Laws, classification of workers as employees and independent contractors, wage and hour Laws, and occupational safety and health Laws with respect to any and all matters that would be reasonably be expected to constitute an Assumed Liability. To Seller’s Knowledge, there are no investigations existing, pending or threatened by any Governmental Entity in connection with such applicable Laws, including social security Laws and data protection Laws, and no such investigations are anticipated to the extent such investigations would otherwise reasonably expected to be material (either individually or in the aggregate).

(e) Except as set forth in the Schedule 2.13(e), no employee of the Business is currently on leave of absence, including layoff or short-term or long-term disability. No ARD Business Employee has given or received notice to terminate their employment or engagement and no ARD Business Employee is entitled, intends or is likely to terminate such employment or engagement as a result of the Parties entering into this Agreement or Closing.

(f) Except as set forth in Schedule 2.13(f), neither Seller nor any of its Affiliates is sponsoring any Business Employee to work in the United States or any other country under a visa or work authorization, and no petition for admission of any alien under a non-immigrant or other visa, or for transfer of sponsorship of any such employee, is currently pending. Each of the Business Employees is authorized to work in the country where they perform services as employees of Seller. Seller has current, correct Forms I-9 for all Business Employees who work in the United States and complied with required processes with respect to obtaining such Form I-9s.

(g) Schedule 2.13(g) sets forth each independent contractor or subcontractor whose services to the Business reasonably comprises more than 50% of such contractor’s total services as a contractor for Seller as of the date hereof, and such Schedule 2.13(g) shall further set forth the names of such contractors, the names and dates of the contracting or subcontracting agreements under which the applicable contracting or subcontracting services are provided, and each such contractor’s or subcontractor’s: (i) job location, (ii) current compensation as of the date hereof, (iii) duration of service, and (iv) with respect to any subcontract agreement, the name of the designated individual, if any.

(h) Except as set forth on Schedule 2.13(h), no works council or local labor authority has been established, or has been requested to be established, in any of the Affiliates of Seller that employs In-Scope Employees.

(i) No former employee of Seller in relation to the Business and no Business Employee nor works council, trade union or other representative body has instigated any material claim or right of action against Seller in relation to the Business and no such claims are pending, threatened or reasonably anticipated.

2.14 Employee Benefits.

(a) Schedule 2.14(a) contains a complete and accurate list of all Employee Benefit Plans (as defined below) maintained, or contributed to, by Seller or any ERISA Affiliate (as defined below) for the benefit of any Business Employees (the “Business Benefit Plans”). Seller has made available to Buyers in the data room a description of the Business Benefit Plans in the form provided to new hires. Seller has made available in the data room maintained by Seller true, complete and correct copies of (i) each Business Benefit Plan (or, in the case of any unwritten Business Benefit Plans, descriptions thereof) and (ii) each trust agreement and insurance or annuity contract relating to any Business Benefit Plan.

(b) Except as set forth in Schedule 2.14(b), each Business Benefit Plan has been administered in substantial compliance with its terms and applicable Law and Seller and its ERISA Affiliates have met their obligations with respect to such Business Benefit Plan, except for any failure to so administer or so meet its obligations that could not otherwise constitute an Assumed Liability (including any liability that Buyers (or their Affiliates) would assume in connection with any relevant transfer of an ARD Business Employee for the purposes of Applicable Employment Law).

(c) The Business Benefit Plans that are intended to be qualified under Section 401(a) of the Code have received favorable determination letters (or opinion letters, as applicable) from the Internal Revenue Service to the effect that such Business Benefit Plans are qualified and the plans and the trusts related thereto are exempt from federal income Taxes under Sections 401(a) and 501(a), respectively, of the Code and to Seller’s Knowledge, nothing has occurred, whether by action or failure to act, that could cause the loss of such qualification and that would reasonably be expected to result in material costs or administrative burden to Buyers in connection with maintaining such qualification or otherwise correcting any qualification-related error.

(d) Neither Seller nor any ERISA Affiliate is a party to, sponsors, contributes or is obligated to contribute to, or, within the six-year period preceding the date of this Agreement, has sponsored, contributed to or had an obligation to contribute to any Multiemployer Plan or to any “employee pension benefit plan” (as defined in Section 3(2) of ERISA) subject to Title IV of ERISA.

(e) No post-employment welfare benefits cover employees of the Business other than health coverage required to be continued under Section 4980B of the Code or other applicable Laws.

(f) Except as set forth in Schedule 2.14(f), neither the execution of this Agreement nor the consummation of the transactions contemplated hereby will obligate Buyers (or an Affiliate of Buyers) to continue any Business Benefit Plan or provide any direct or indirect benefits to any Business Employee pursuant thereto, or result in any breach or violation of, or a default under, any Business Benefit Plan, and to the extent any such disclosure is made on Schedule 2.14(f), such disclosure shall include a description of any such plan or benefits set forth therein.

(g) The consummation of the transactions contemplated by this Agreement will not (either alone or upon the occurrence of any additional or subsequent events) result in (i) a nondeductible expense pursuant to Section 280G of the Code or (ii) an excise tax pursuant to Section 4999 of the Code.

(h) Except as set forth in Schedule 2.14(h), no former employee of the Business (or spouse or other dependent thereof) is receiving post employment health coverage under COBRA or any other similar applicable Law or is otherwise currently entitled to elect to receive such coverage in connection with any Business Benefit Plan.

(i) Except as set forth in Schedule 2.14(i), no current or former employee described in Schedule 2.13(b) or contractor described in Schedule 2.13(g) owes any indebtedness for borrowed money or similar amounts to the Business, Seller or its Affiliates.

(j) Except as set forth in Schedule 2.14(j), no current or former employee described in Schedule 2.13(b) owes any indebtedness pursuant to a plan loan with respect to any Business Benefit Plan that is intended to be qualified under Section 401(a) of the Code.

(k) Except as set forth in Schedule 2.14(k), there are no outstanding or unexpired elections relating to the participation in, or reimbursement from, any Business Benefit Plan or similar arrangement that is intended to provide tuition reimbursement or similar educational benefits for any current or former employee described in Schedule 2.13(b).

(l) Except as set forth in Schedule 2.14(l), there are no outstanding stock options, stock appreciation rights, restricted stock units, restricted stock awards or other equity-based awards issued to any current employee described in Schedule 2.13(b) or contractor described in Schedule 2.13(g).

2.15 Legal Compliance. With respect to the Business, Seller and its Affiliates, as applicable, are in compliance in all material respects with all applicable Laws. Seller has not received written notice (and, to Seller’s Knowledge, no such notice is anticipated) of any claim by any Governmental Entity alleging any failure to so comply.

2.16 Permits. Schedule 2.16 contains a list of all Permits used or held for use in the Business that are not included in the Acquired Assets, other than (i) any customary state Permits required for formation of any entity, or (ii) qualifications to conduct business in any foreign or state jurisdiction. Seller is not in violation of or default in any material respect under any Permit and, to Seller’s Knowledge, no Permit will be revoked, terminated prior to its normal expiration date or not renewed solely as a result of the consummation of the transactions contemplated by this Agreement or the Transaction Agreements.

2.17 Business Relationships with Affiliates. Except as set forth in Schedule 2.17, neither Seller nor any of its Affiliates (i) owns any right, title or interest in or to any of the Acquired Assets (tangible or intangible), (ii) has any claim or cause of action against the Business or any of the Acquired Assets, (iii) owes any indebtedness or other amounts to the Business, or (iv) is owed any indebtedness or other amounts by the Business.

2.18 Clients. Schedule 2.18(a) contains a correct and complete list of all Current Clients as of the date hereof. Since January 1, 2009, as of the date hereof, no Client has cancelled or otherwise terminated, or threatened in writing pursuant to the notice provisions of the relevant client Contract to cancel or terminate (in each case, other than non-renewal of client Contracts) its relationship with the Business. To Seller’s Knowledge, except as set forth in Schedule 2.18(b), Seller is not currently involved in any material dispute with any Client as of the date hereof.

2.19 Vendors. Schedule 2.19 contains a correct and complete list of the top ten (10) vendors of the Business for the twelve (12) month period ended July 31, 2010, as determined by the amount paid by Seller during such period (the “Vendors”), together with the corresponding amount paid or owed to each such Vendor with respect to the prior twelve (12) months. To Seller’s Knowledge, no Vendor has modified, canceled or otherwise terminated, or threatened to modify, cancel or otherwise terminate, its relationship with the Business during the immediately preceding twelve months or has during such period materially decreased, or threatened to materially decrease or materially limit, its services, supplies or materials to the Business. Seller is not currently involved in any material dispute with any Vendor with respect to the Business.

2.20 Environmental Matters. Seller has operated the Business in compliance in all material respects with all applicable Environmental Laws. The Business has not been involved the generation, use, storage or disposal of Hazardous Materials. Seller is not required to obtain any Permits under any Environmental Laws to conduct the Business as currently conducted.

2.21 Certain Business Practices.

(a) Neither Seller, nor any director, officer, employee, agent or other Person associated with or acting for or on behalf of the Business, has at any time, directly or indirectly:

(i) used any Business funds (A) to make any unlawful political contribution or gift for any other unlawful purpose relating to any political activity, (B) to make any unlawful payment to any Public Official, or (C) to establish or maintain any unlawful or unrecorded fund or account of any nature;

(ii) made any false or fictitious entry, or failed to make any entry that should have been made, in any of the books of account or other records of the Business;

(iii) made any payoff, influence payment, bribe, rebate, kickback or unlawful payment to any Person;

(iv) used Business funds to give any gift which was not deductible for federal income tax purposes;

(v) made any payment (whether or not lawful) to any Person, made any contribution to an organization or provided (whether lawfully or unlawfully) any favor or anything of value (whether in the form of property or services, or in any other form) to any Person, for the purpose of obtaining or paying for (A) favorable treatment in securing business, or (B) any other special concession; or

(vi) agreed, committed, offered or attempted to take any of the actions described in clauses “(i)” through “(v)” above.

(b) Neither Seller nor any director, officer, employee, agent or other Person associated with or acting on behalf of the Business has otherwise taken any action that would cause the Business to be in violation of the Foreign Corrupt Practices Act of 1977, as amended, or any similar state or local Law, the Anti-Kickback Act of 1986 (“Anti-Kickback Act”) or any state or local/municipality anti-kickback Law, Laws restricting the payment of contingent fee arrangements, or any applicable Laws of similar effect (collectively, the “Anticorruption Laws”). There is no charge or Proceeding pending or, to Seller’s Knowledge, threatened by any Governmental Entity with respect to a violation of the Anticorruption Laws that is now pending or, to Seller’s Knowledge, has been asserted or threatened with respect to the Business. Seller has not made any voluntary disclosure with respect to a possible violation of the Anticorruption Laws by the Business.

2.22 Export Control Compliance.

(a) The Business and its officers, directors, employees and agents have complied at all times, and are in compliance in all material respects with all applicable Trade Compliance Laws. Seller is not required to register with the U.S. Department of State under the International Traffic in Arms Regulations by reason of the operation of the Business. The Business has not, directly or indirectly, exported, re-exported, sold or otherwise transferred (including transfers to non-U.S. persons located in the United States) any goods, software, technology or services subject to Trade Compliance Laws in violation of Trade Compliance Laws. The Business has not engaged in any other transactions, or otherwise dealt, with any Person with whom U.S. persons are prohibited from dealing under Trade Compliance Laws including any Person designated by the Office of Foreign Assets Control on the list of Specially Designated Nationals and Blocked Persons.

(b) There is no charge or Proceeding or, to Seller’s Knowledge, threatened by any Governmental Entity with respect to a violation of any applicable Trade Compliance Law that is now pending or, to Seller’s Knowledge, has been asserted or threatened in writing with respect to the Business.

(c) The Business is in compliance in all material respects with all applicable U.S. and non-U.S. customs Laws and regulations (“Customs Laws”), including any export or import declaration filing, payment of customs duties, compliance with import quotas, import registration or any other similar requirements related to the exportation or importation of goods or services by the Business. There are no special import or export programs in which the Business participates, including any temporary importation, bonded warehouse, expedited customs clearance or processing, drawback or similar program entitling the Business to customs or Tax benefits related to the importation or exportation of its goods or services. There is no charge or Proceeding pending or, to Seller’s Knowledge, threatened in writing by any Governmental Entity with respect to a violation of any applicable Customs Laws.

(d) In the past five years, the Business has not made any voluntary disclosure with respect to a possible violation of Trade Compliance Laws or Customs Laws to any Governmental Entity. The Business has never obtained on behalf its employees a security clearance with the United States government.

2.23 Books and Records. The accounting and business books and records of the Business (a) accurately and fairly reflect in all material respects the business and condition of the Business and the transactions and the assets and liabilities of the Business with respect thereto, and (b) have been maintained in all material respects in accordance with good business and bookkeeping practices. Schedule 2.23 identifies any of such books and records (other than Seller’s general corporate-level, minute books, accounting/finance, marketing, information technology and similar books and records) of the Business that are not included in the Business Records.

2.24 Insurance Matters. Except as set forth on Schedule 2.24, there are no claims greater than $20,000 in respect of the Business made since January 1, 2009 against any insurance policies of Seller.

2.25 Accounts Payable. The accounts payable of the Business have been incurred or have arisen in the Ordinary Course of Business. There is no material dispute between Seller and any Person with respect to any amounts (including any alleged amounts) owed by Seller to such Person with respect to the Business.

2.26 Accounts Receivable. Except as sets forth on Schedule 2.26, all of the accounts, notes, and loans receivable that are recorded on the books and records of the Business are bona fide and represent amounts validly due. No account debtor has asserted any setoff, counterclaim, deduction, or defense with respect thereto, and no account debtor has any valid setoff, deduction, or defense. All of such accounts, notes, and loans receivable are free and clear of any Liens or other charges. To Seller’s Knowledge, none of the obligors of such accounts, notes, or loans receivable has given notice that they will refuse to pay the full amount thereof or any portion thereof.

2.27 Solvency. Immediately after giving effect to the transactions contemplated by this Agreement, Seller shall be able to pay its debts as they become due and shall own property having a fair saleable value greater than the amounts required to pay its debts (including a reasonable estimate of the amount of all contingent liabilities). Immediately after giving effect to the transactions contemplated by this Agreement, Seller shall have adequate capital to carry on its business.

2.28 Brokers’ Fees. Seller does not have any liability or obligation to pay any fees, payments or commissions to any broker, finder, agent or other Person with respect to the transactions contemplated by this Agreement, and no broker, finder, agent or other Person has taken any action on which a claim for any such fees, payments or commissions could be based.

2.29 Representations regarding Seller’s Subsidiaries. Each of the representations and warranties made by the Company in this Agreement shall also be deemed to be made by Seller with respect to its Subsidiaries, to the extent the subject matter thereof relates to the operation of the Business, the ownership of the Acquired Assets or Excluded Assets, being obligated with respect to the Assumed Liabilities and Excluded Liabilities, or the employment of the Business Employees, in each case by such Subsidiaries of Seller. The term Fundamental Representations under this Agreement shall be deemed to include such representations and warranties made with respect to Seller’s Subsidiaries to the extent that the analogous representation and warranty with respect to Seller constituted a Fundamental Representation.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF BUYERS

Each Buyer, jointly and severally with each other Buyer, represents and warrants to

Seller that:

3.1 Organization. Such Buyer is a legal entity duly organized or formed, validly existing and in good standing (or its equivalent) under the laws of the jurisdiction in which it was organized or formed and has all corporate, partnership or other entity power and authority, as the case may be, to enter into this Agreement and the Transaction Agreements to which such Buyer is a Party and perform its obligations hereunder and thereunder.

3.2 Authority. Such Buyer has all requisite corporate, partnership or other entity, as applicable, power and authority to execute and deliver this Agreement and each Transaction Agreement to which such Buyer is a Party and to perform its obligations hereunder and thereunder. The execution and delivery of this Agreement and each Transaction Agreement to which such Buyer is a Party by such Buyer and the performance by such Buyer of this Agreement and each such Transaction Agreement and its obligations hereunder and thereunder and the consummation by such Buyer of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate, partnership or other entity action, as applicable, on the part of such Buyer. This Agreement has been, and at the Closing each Transaction Agreement to which such Buyer is a party will be, duly and validly executed and delivered by each Buyer and, assuming this Agreement and each Transaction Agreement constitutes the valid and binding obligation of Seller, constitutes a valid and binding obligation of such Buyer, enforceable against such Buyer in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or other similar laws relating to or affecting the rights of creditors generally and by equitable principles, including those limiting the availability of specific performance, injunctive relief and other equitable remedies and those providing for equitable defenses.

3.3 Noncontravention. Neither the execution and delivery by such Buyer of this Agreement and each Transaction Agreement to which such Buyer is a Party, nor the consummation by such Buyer of the transactions contemplated hereby, will:

(a) conflict with or violate any provision of the organizational documents of such Buyer;

(b) require on the part of such Buyer any filing with, or permit, authorization, consent or approval of, any Governmental Entity, except for any filing, permit, authorization, consent or approval which if not obtained or made would not reasonably be expected to result in a material adverse effect on the assets, liabilities, business, financial condition or results of operations (financial or otherwise) of such Buyer or on the ability of such Buyer to consummate the transactions contemplated by this Agreement (a “Buyer Material Adverse Effect”);

(c) conflict with, result in a breach of, constitute (with or without due notice or lapse of time or both) a default under, result in the acceleration of, create in any party any right to accelerate, terminate, modify or cancel, or require any notice, consent or waiver under, any Contract, lease, sublease, license, sublicense, franchise, permit, indenture, agreement or mortgage for borrowed money, instrument of indebtedness or Lien to which such Buyer is a party or by which such Buyer is bound or to which any of its assets are subject, except for any conflict, breach, default, acceleration, right to accelerate, termination, modification, cancellation, notice, consent or waiver which would not reasonably be expected to result in a Buyer Material Adverse Effect; or

(d) violate any Order specifically naming, or Law applicable to, such Buyer or any of its properties or assets, except for any violation that would not reasonably be expected to result in a Buyer Material Adverse Effect.

3.4 Broker’s Fees. Such Buyer has no liability or obligation to pay any fees, payments or commissions to any broker, finder or agent with respect to the transactions contemplated by this Agreement, and no broker, finder, agent or other Person has taken any action on which a claim for any such fees, payments or commissions could be based.

3.5 Financing. At the Closing, Buyers will have sufficient cash, available lines of credit or other sources of immediately available funds to enable them to consummate the transactions contemplated by the Agreement and to fulfill their obligations hereunder, including payment to Seller of the Remainder Payment at the Closing.

3.6 Solvency. Immediately after giving effect to the transactions contemplated by this Agreement and the closing of any financing to be obtained by Buyers or any of their Affiliates in order to effect the transactions contemplated by this Agreement, Buyers shall be able to pay its debts as they become due and shall own property having a fair saleable value greater than the amounts required to pay its debts (including a reasonable estimate of the amount of all contingent liabilities). Immediately after giving effect to the transactions contemplated by this Agreement, Buyers shall have adequate capital to carry on its business.

ARTICLE IV

PRE-CLOSING COVENANTS

4.1 Efforts. Subject to Sections 1.9 and 4.4, prior to the Closing, each of the Parties shall use commercially reasonable efforts to take all actions and to do all things necessary, proper or advisable to satisfy the conditions to Closing set forth herein and to consummate the transactions contemplated by this Agreement, including using commercially reasonable efforts to obtain all Consents from Governmental Entities and Third Parties (other than Consents with respect to Non-Material Contracts), to effect all registrations, filings and notices with or to Governmental Entities and to otherwise comply with all applicable Laws and regulations in connection with the consummation of the transactions contemplated by this Agreement. As soon as reasonably practicable after the date hereof, each of Seller and Buyers shall use commercially reasonable efforts to implement the communication plan set forth on Exhibit 4.1 hereto (the “Communication Plan”). All Consents, registrations, filings and notices to be obtained by Seller hereunder shall be in a form and in substance reasonably acceptable to Buyers. As soon as reasonably practicable after the date hereof, Seller and Buyer shall cooperate to prepare and agree upon a form of Consent for purposes of assigning the Subcontracted Contracts, which shall be attached as Exhibit H to the Subcontractor Agreement. Prior to the Closing, Seller shall bear any out-of-pocket costs associated with obtaining such Consents.

4.2 Operation of Business. Except as contemplated by this Agreement, or as set forth on Schedule 4.2, during the period from the date of this Agreement until the Closing Date, Seller shall:

(a) conduct the Business only in the Ordinary Course of Business and in compliance with all applicable Laws and in accordance with the Business’ capital budget prior to the date hereof;

(b) use commercially reasonable efforts to preserve the goodwill of those having business relationships with the Business and to preserve, maintain, and protect the Acquired Assets (including the Business Confidential Information);

(c) use commercially reasonable efforts to preserve intact the Business, to keep available the services of its employees, to maintain existing relationships with licensors, licensees, suppliers, contractors, distributors, clients and other Persons having business relationships with the Business and to continue its current marketing and selling activities relating to the Business in all material respects;

(d) maintain the books and records of the Business in the Ordinary Course of Business;

(e) promptly notify Buyers in writing of the commencement or threat of any Proceedings affecting, or that would reasonably be expected to affect, the Acquired Assets, the Business or the transactions contemplated hereby;

(f) promptly notify Buyers in writing (i) if any Current Client has cancelled or otherwise terminated, or threatened in writing pursuant to the notice provisions of the relevant client Contract to cancel or terminate (in each case, other than non-renewal of client Contracts) its relationship with the Business and (ii) of any material dispute with a Client that is not otherwise set forth in Schedule 2.18(b);

(g) promptly notify Buyers of the occurrence of any Business Material Adverse Effect or if the Business or any Acquired Asset suffers any uninsured casualty loss or damage relating in excess of $25,000 individually; and

(h) pay, discharge and satisfy all claims, accounts payable, liabilities or obligations of the Business in the Ordinary Course of Business.

4.3 Restrictions on Certain Actions. Except as otherwise specifically provided in this Agreement, prior to the Closing, Seller shall not without the prior written consent of Buyers, which consent shall not be unreasonably withheld or delayed:

(a) make any material change in the ongoing operations of the Business;

(b) grant to any officer, employee or consultant of the Business any increase in compensation or benefits, or adopt or amend any employment agreement, severance agreement or policy or retention agreement affecting any officer, employee or consultant of the Business, or pay or agree to pay any severance, bonus, fringe benefits or other payments to any directors, officers, employees, consultants of the Business, except to the extent required by employment agreements, policies or similar arrangements as of the date hereof which are listed in Schedule 4.3(b);

(c) incur or assume any indebtedness for borrowed money with respect to the Business or guarantee any such indebtedness for borrowed money, or cancel, release or assign any indebtedness for borrowed money payable to the Business;

(d) other than in the Ordinary Course of Business, sell, assign, transfer, license, lease or otherwise dispose of, directly or indirectly, any tangible or intangible assets or properties included in the Acquired Assets;

(e) mortgage or pledge or grant a Lien on any of the Acquired Assets or create or suffer to exist any Lien thereon;

(f) enter into any Contract with respect to the Business or the Acquired Assets, other than Contracts entered into with clients in the Ordinary Course of Business on terms that, in the aggregate, are no less favorable to the Business than the terms of similar Contracts entered into by the Business during the 12-month period preceding the date hereof and which do not “bundle” the provision of services by the Business with other products or services provided by Seller, or amend, modify, change or terminate any Contract other than in the Ordinary Course of Business, provided that the terms thereof, in the aggregate, are no less favorable to the Business than the terms of similar Contracts entered into by the Business during the twelve-month period preceding the date hereof;

(g) waive, release, grant or transfer any rights of value of the Business, other than in the Ordinary Course of Business;

(h) delay payment of any payable or other liability of the Business or relating to any of the Acquired Assets beyond the date when such liability would have been paid in the Ordinary Course of Business;

(i) dispose of or permit to lapse any right to the use of any Business Intellectual Property;

(j) institute, settle or agree to settle any Proceeding affecting the Business or the Acquired Assets, including in respect of any former or current employee, Client, vendor, licensor, licensee or contractor of the Business, other than those described on Schedule 2.12;

(k) adopt any plan or agreement of reorganization, bankruptcy, liquidation, dissolution, merger, consolidation, restructuring or recapitalization;

(l) enter into any Contract that would constitute a Designated Contract for purposes of Section 2.11(a) (but excluding any Designated Contract described in Section 2.11(a)(viii)(B)), other than Contracts with clients and vendors that are entered into in the Ordinary Course of Business upon terms and conditions no less favorable to the Business than the Business’ current Contracts with Clients or vendors, as applicable, after the date hereof and that are provided to Buyers promptly after the same are entered into and, in any event, at least three (3) Business Days prior to the Closing Date;

(m) make or change any election, change an annual accounting period, adopt or change any accounting method, file any amended Tax Return, enter into any closing agreement, settle any Tax claim or assessment relating to the Business or the Acquired Assets, consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment relating to the Business or the Acquired Assets, or take any other similar action relating to the filing of any Tax Return or the payment of any Tax, if, in each case, such election, adoption, change, amendment, agreement, settlement, surrender, consent or other action would have the effect of materially increasing the Tax liability with respect to the Business or the Acquired Assets for any taxable period or portion thereof ending after the Closing Date or decreasing any Tax attribute of the Business existing on the Closing Date; or

(n) enter into or make any agreement or commitment to do any of the foregoing.

4.4 Access. Subject to compliance with applicable Laws, prior to the Closing, Seller shall permit Buyers and their representatives to have reasonable access (during normal business hours on reasonable prior written notice and in a manner so as not to unreasonably interfere with the normal business operations of the Business or other businesses of Seller or its Affiliates) to the officers, management of the Business, premises, properties, financial and accounting records, Contracts, and other records and documents, of or pertaining to the Business for reasonable business purposes. Buyers acknowledge that they remain bound by the non-disclosure agreement, dated June 28, 2007, as amended, entered into between U.S. Buyer and Seller (the “Confidentiality Agreement”). Notwithstanding the foregoing, prior to the Closing, Buyers and their representatives shall not contact or communicate with employees, customers or suppliers of Seller or any of its respective Affiliates in connection with the transactions contemplated by this Agreement without the prior consent of Seller, which shall not be unreasonably withheld, conditioned or delayed or except as otherwise required by Applicable Employment Law.

4.5 Elimination of Intercompany Items. Effective as of the Closing, all payables, receivables, liabilities and other obligations between the Business, on the one hand, and each of Seller and Seller’s Affiliates, on the other hand, shall be eliminated except to the extent expressly provided for in the Subcontract Agreement.

4.6 Exclusivity. From the date hereof until the Closing Date, none of Seller or any of its Affiliates shall, and each of Seller and its Affiliates shall cause their respective directors, officers, agents and other representatives acting on behalf or at the direction of Seller or its Affiliates (including any investment banker, financial advisor, attorney or accountant) to not, directly or indirectly, initiate any contact with, solicit, knowingly encourage or enter into or continue any negotiations, understandings or agreements with any Third Party with respect to or in connection with, or furnish or disclose any non-public information regarding the Business to any Third Party in connection with, any offer or proposal to acquire the Business, the Acquired Assets or any other transaction that is inconsistent with the transactions contemplated by this Agreement and the Transaction Agreements. Seller shall promptly advise Buyers orally and in writing of any inquiry or proposal received from a Third Party regarding any such transaction which it receives after the date hereof.

4.7 Notification of Certain Matters.

(a) Seller shall give prompt notice to Buyers of (i) any matter hereafter arising or discovered which, if existing or known at the date of this Agreement, would have been required to be set forth or described in the Disclosure Schedule, (ii) the occurrence or non-occurrence of any event the occurrence or non-occurrence of which would reasonably be expected to cause any representation or warranty contained in Article II to be untrue or inaccurate at or prior to the Closing, and (iii) any failure of Seller to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by Seller hereunder. The delivery of any notice pursuant to this Section 4.7 shall not be deemed to (a) modify the representations or warranties hereunder of the Party delivering such notice, (b) modify the conditions set forth in Section 5.1 or (c) limit or otherwise affect the remedies available hereunder to Buyers.

(b) Buyers shall give prompt notice to Seller of (i) the occurrence or non-occurrence of any event the occurrence or non-occurrence of which would reasonably be expected to cause any representation or warranty contained in Article III to be untrue or inaccurate at or prior to the Closing and (ii) any failure of Buyers to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by Buyers hereunder. The delivery of any notice pursuant to this Section 4.7 shall not be deemed to (a) modify the representations or warranties hereunder of the party delivering such notice, (b) modify the conditions set forth in Section 5.2 or (c) limit or otherwise affect the remedies available hereunder to Seller.

4.8 Disclosure Generally.

(a) Any information furnished in a section or subsection of the Disclosure Schedule shall be deemed to modify only those representations and warranties of Seller made in the identically numbered section or subsection of this Agreement and in any other section or subsection of this Agreement to the extent the relevance or applicability of such furnished information to such other section or subsection is reasonably apparent on the face of such disclosure (without reference to the underlying documentation and without the need for investigation or inquiry by Buyers) that such disclosure is applicable to such other section or sub-section. The inclusion of any information in the Disclosure Schedule (or any update thereto) shall not be deemed to be an admission or acknowledgment, in and of itself, that such information is required by the terms hereof to be disclosed, is material to the Business, has resulted in or would result in a Business Material Adverse Effect, or is outside the ordinary course of business.

(b) Seller may submit to Buyers, from time to time between the date hereof and the Closing Date, written updates to the Disclosure Schedule disclosing any events or developments that occur or any information discovered between the date of this Agreement and the Closing Date which, if existing or known at the date of this Agreement would have been required to be set forth or described on the Disclosure Schedule; provided, however, that any such supplements or amendments shall be delivered to Buyers as soon as practicable and, with respect to any information existing as of the date of this Agreement, in any event no later than five (5) Business Days before the Closing Date. For all purposes of this Agreement, including for purposes of determining whether the conditions set forth in Section 5.1 have been fulfilled, the Disclosure Schedule shall be deemed to include only that information contained therein on the date of this Agreement and shall be deemed to exclude all information contained in any supplement or amendment thereto.

4.9 Noncompetition. In the event that Seller (or any of its Subsidiaries) acquires any Acquired Business in between the date hereof and the Closing Date, and such Acquired Business is a Competing Business (as defined in the Non-Competition Agreement), then the obligations of Seller and its Subsidiaries under Sections 2.01(a) and 2.01(b) of the Non-Competition Agreement shall be applicable to such Competing Business notwithstanding the fact that the Non-Competition Agreement has not been executed by the Parties until the earlier of (a) the Closing (at which point Seller shall be subject to the terms of the Non-Competition Agreement in lieu of this Section 4.9), or (b) the termination of this Agreement in accordance with Article VII.

4.10 Employees. The Parties shall comply with the covenants and agreements set forth on Schedule 4.10, which are incorporated herein by reference.

4.11 Upfront Payments. Seller shall not enter into a New Contract which provides for an upfront payment to Seller the timing of the payment of which does not correspond to the performance by Seller of the corresponding services; provided, however, that Seller shall be permitted to enter into such New Contract if the amount of such upfront payment is paid to Buyers at Closing.

4.12 Test Laptop. Within five days from the date of this Agreement, Seller will provide one of Seller’s laptops to U.S. Buyer’s technology team in order for U.S. Buyer to test integration issues. Such laptop shall be returned to Seller no later than 60 days following the Closing Date.

4.13 Premises. In the event that Seller is unable to obtain the Consent of the Person set forth on Schedule 4.13 with respect to the Sublease prior to the Closing, (a) Seller shall permit Buyers to remain in the office space covered by the Sublease for a commercially reasonable amount of time until Buyers are able to locate and move to a suitable substitute for such office space, but in no event for longer than one (1) year from the Closing Date, (b) no Party shall be required to execute and deliver the Sublease, (c) Buyers shall reimburse Seller for its costs (including a proportionate share of any rent expense) incurred in connection with providing such office space to Buyers, and (d) the Parties shall use commercially reasonable efforts to enter into an amendment to the Transition Services Agreement to give effect to the foregoing.

4.14 Delivery of Documents; Schedules and Exhibits.

(a) no later than five (5) days after the date hereof, Seller shall provide to Buyers copies of each retention letter delivered to any New Buyer Employee (other than the New Buyer Employees set forth on Appendix A) on or about the date hereof in connection with the transactions contemplated by this Agreement.

(b) no later than five (5) Business Days after the date hereof, Seller shall provide to Buyers a list of Clients that utilize Seller’s shared public site in connection with the performance of Business Services for such Clients under the applicable Acquired Contract as of the date hereof.

(c) no later than ten (10) Business Days after the date hereof, Seller shall provide to Buyers updated Exhibits A, B, E and G to the Subcontractor Agreement, provided, that with respect to the updated Exhibit A and Exhibit B to the Subcontract Agreement, such Exhibits shall set forth the contracted backlog for each Contract, which shall, with respect to each Contract that provides for Seller to be paid in a foreign currency, calculate the contracted backlog using the Applicable Exchange Rate (as defined in the Subcontractor Agreement) as of the date hereof.

(d) At least five (5) Business Days prior to the Closing, Seller shall provide to Buyers:

(i) an updated Exhibit A and Exhibit B to the Subcontract Agreement, which shall be updated (A) to reflect any New Contracts entered into by Seller in between the date hereof and the Closing Date and (B) with respect to each Contract that provides for Seller to be paid in a foreign currency, calculate the contracted backlog using the Applicable Exchange Rate (as defined in the Subcontractor Agreement) as of the date such updated exhibits are delivered to Buyers, in each case in accordance Section 1.9(c);

(ii) an updated Exhibit C to the Subcontract Agreement, which shall be include a description of the allocation of remaining (undelivered) fees related to the Services under each Bundled Contract (as defined in the Subcontract Agreement) as of the Closing Date calculated in accordance with Securities and Exchange Commission - Staff Accounting Bulletin No. 104, AIPCA Statement of Position 97-2, FASB Emerging Issues Task Force Issue 00-21 and FASB Emerging Issues Task Force Issue 08-1, which updated Exhibit C shall be reasonably acceptable to Buyers;

(iii) an updated Exhibit D to the Subcontract Agreement, which shall be updated include a description of the payment terms applicable to variable fee portion of such Variable Contracts, which updated Exhibit D shall be reasonably acceptable to Buyers;

(iv) an updated Exhibit E to the Subcontract Agreement, setting forth a list of the T&M Contracts (as defined in the Subcontract Agreement);

(v) an updated Exhibit F to the Subcontract Agreement setting forth those Contracts, if any, which Seller has obtained consent with respect to the assignment to Buyers (or an Affiliate of Buyers);

(vi) an updated Exhibit G to the Subcontract Agreement, setting forth those Contracts which provide for payment in a currency other than in U.S. Dollars;

(vii) Exhibit H to the Subcontract Agreement setting forth the invoicing schedule with respect to each Subcontracted Contract from and after the Closing Date (the “Invoicing Schedule”), which Invoicing Schedule shall also (i) be consistent with the manner in which Seller has historically invoiced the clients party to such Subcontracted Contracts in the Ordinary Course of Business, (ii) describe the material terms on which Seller is required to invoice a client under each T&M Contract, and (iii) be reasonably acceptable to Buyers.

(e) Prior to the Closing, Seller shall (i) make available representatives of the Company to answer questions with respect to the Exhibits to the Subcontractor Agreement and (ii) provide to Buyers or their representatives all supporting documentation or information used by Seller in preparation of such Exhibits.

4.15 Covenant regarding Seller’s Subsidiaries. Seller shall cause its Subsidiaries to comply with the covenants of the Company in this Agreement to the extent the subject matter thereof relates to the operation of the Business, the ownership of the Acquired Assets or Excluded Assets, being obligated with respect to the Assumed Liabilities and Excluded Liabilities, or the employment of the Business Employees, in each case by Subsidiaries of Seller.

4.16 Freemarkets Trademark. Prior to the Closing, Seller and Buyers will negotiate in good faith (but will not be obligated to enter into) a restricted rights agreement pursuant to which Seller would grant to Buyers a limited, non-exclusive right to use the “Freemarkets Sourcing Services” trademark for certain Business purposes on commercially reasonable terms. As of the date hereof, without limitation, Seller intends to prohibit the use of the such trademark in connection with any competitors of Seller (including Emptoris, Inc.) or their Affiliates or their respective names, trademarks, products or services.

ARTICLE V

CONDITIONS PRECEDENT TO CLOSING

5.1 Conditions to Obligations of Buyers. The obligation of Buyers to consummate the transactions to be consummated at the Closing is subject to the satisfaction (or waiver by Buyers) of the following conditions:

(a) the representations and warranties of Seller set forth in Article II shall be true and correct in all material respects at and as of the Closing Date as if made as of the Closing Date, except (i) for those representations and warranties that address matters only as of a particular date (which shall be true and correct in all material respects as of such date, subject to clause (ii) below), and (ii) each such representation and warranty that is qualified by a Materiality Qualification shall be true and correct in all respects;

(b) Seller shall have performed or complied with in all material respects the agreements and covenants required to be performed or complied with by it under this Agreement as of or prior to the Closing;

(c) Seller shall have delivered to Buyers a certificate to the effect that each of the conditions specified in clauses (a), (b), (d) and (g) of this Section 5.1 is satisfied;

(d) no Order shall be in effect which prevents consummation of any of the transactions contemplated by this Agreement, and no Proceeding shall be pending which would reasonably be expected to result in an Order restraining, prohibiting or rendering unlawful the consummation of the transactions contemplated by this Agreement, the ownership of the

Acquired Assets or the operation of the Business by Buyers after the Closing Date, or causing any of the transactions contemplated by this Agreement to be rescinded following consummation;

(e) Buyers shall have received all of the items required to be delivered to them pursuant to Section 1.8(b) (other than the certificate required by Section 1.8(b)(xx));

(f) The employee condition set forth on Schedule 5.1(f) (which is incorporated herein by reference) shall have been satisfied; and

(g) No Governmental Entity shall have initiated, or threatened to initiate, a Proceeding against Seller or the Business asserting that the Business or any employee of Seller with respect to activities of the Business has violated any Anticorruption Law or any similar Law.

5.2 Conditions to Obligations of Seller. The obligation of Seller to consummate (or cause to be consummated) the transactions to be consummated at the Closing is subject to the satisfaction (or waiver by Seller) of the following conditions:

(a) the representations and warranties of Buyers set forth in Article III shall be true and correct in all material respects at and as of the Closing Date as if made as of the Closing Date, except (i) for changes consented to by Seller, (ii) for those representations and warranties that address matters only as of a particular date (which shall be true and correct in all material respects as of such date, subject to clause (iii) below), and (iii) each such representation and warranty that is qualified by a Materiality Qualification shall be true and correct in all respects;

(b) Buyers shall have performed or complied with in all material respects their agreements and covenants required to be performed or complied with by them under this Agreement as of or prior to the Closing;

(c) each Buyer shall have delivered to Seller a certificate to the effect that each of the conditions specified in clauses (a) and (b) of this Section 5.2 is satisfied;

(d) no Order shall be in effect which prevents consummation of any of the transactions contemplated by this Agreement, and no Proceeding shall be pending which would reasonably be expected to result in an Order restraining, prohibiting or rendering unlawful the consummation of the transactions contemplated by this Agreement or causing any of the transactions contemplated by this Agreement to be rescinded following consummation; and

(e) Seller shall have received all of the items required to be delivered to it pursuant to Section 1.8 (b).

ARTICLE VI

INDEMNIFICATION

6.1 Indemnification by Seller. Subject to the terms and conditions of this Article VI, from and after the Closing, Seller shall indemnify Buyers and their Affiliates and their respective officers, employees and directors (collectively, the “Buyer Indemnified Parties”) in respect of, and hold the Buyer Indemnified Parties harmless against, any and all claims, judgments, causes of action, losses, deficiencies, debts, obligations and other liabilities, monetary damages, fines, penalties, costs (including documented costs of internal legal counsel at zero operating profit), interest and expenses, including costs of investigation and defense, and reasonable attorneys’ fees and expenses (collectively, “Damages”) incurred or suffered by any Buyer Indemnified Party to the extent arising out of, based upon, attributable to or resulting from:

(a) any (i) breach or inaccuracy of any representation or warranty of Seller contained in Article II or any statement contained in any certificate of Seller delivered at or prior to Closing pursuant to Section 1.6(e) or 5.1(c), or (ii) any breach of any covenant or agreement of Seller contained in this Agreement;

(b) any of the Excluded Liabilities;

(c) other than with respect to Assumed Liabilities, any claims by employees or former employees of the Business relating to any Business Benefit Plans;

(d) any commission, finders fees or other payment for services rendered as a broker or finder on behalf of Seller;

(e) any failure by Seller to comply with its obligations under Applicable Employment Law in connection with this Agreement;

(f) any act or omission of Seller before the Closing which, by virtue of Applicable Employment Law, is deemed to be an act or omission of Buyers; or

(g) (i) Taxes incurred during taxable periods (or portions thereof) ending on or prior to the Closing Date (as determined in accordance with Section 8.2(b)) attributable to the direct or indirect ownership or operation of the Acquired Assets or the Business, or (ii) 50% of the Transfer Taxes arising in connection with the transactions contemplated by this agreement (to the extent not already indemnified under clause (i)); provided, however, notwithstanding anything to the contrary in this Agreement, except in the case of any indemnification for liabilities for Taxes with respect to breaches of the representations and warranties set forth in Section 2.8(h) and Transfer Taxes specified in clause (ii) above, Seller’s liability for Taxes shall be limited to Taxes incurred with respect to the Business and Acquired Assets in a taxable period or portion thereof ending on or before the Closing Date (determined in the manner set forth in Section 8.2(b)).

6.2 Indemnification by Buyers. Subject to the terms and conditions of this Article VI, from and after the Closing, Buyers shall, jointly and severally, indemnify Seller and its Affiliates and their respective officers, employees and directors (collectively, the “Seller Indemnified Parties”) in respect of, and hold the Seller Indemnified Parties harmless against, any and all Damages incurred or suffered by any Seller Indemnified Party to the extent arising out of, based upon, attributable to or resulting from:

(a) any (i) breach or inaccuracy of any representation or warranty of Buyers contained in Article III or any statement contained in any certificate of Buyers delivered at the Closing pursuant to Section 5.2(c), or (ii) any breach of any covenant or agreement of Buyers contained in this Agreement;

(b) any Assumed Liabilities;

(c) 50% of the Transfer Taxes arising in connection with the transactions contemplated by this Agreement (to the extent not already indemnified under clause (b)); or

(d) any commission, finders fees or other payment for services rendered as a broker or finder on behalf of Buyers.

6.3 Claims for Indemnification.

(a) Third Party Claims. All claims for indemnification made under this Agreement resulting from, related to or arising out of a Third Party claim against an Indemnified Party shall be made in accordance with the following procedures. A person entitled to indemnification under this Article VI (an “Indemnified Party”) shall give prompt written notification to the Person from whom indemnification is sought (the “Indemnifying Party”) of the commencement of any action, suit or proceeding relating to a Third Party claim for which indemnification may reasonably be expected to be sought or, if earlier, upon the assertion of any such claim by a Third Party; provided, however, that the failure of an Indemnified Party to give notice as provided herein shall not relieve the Indemnifying Parties of their obligations under Section 6.1 or 6.2, except to the extent that such failure materially prejudices the rights of such Indemnifying Party. Within thirty (30) days after delivery of such notification, the Indemnifying Party may, upon written notice thereof to the Indemnified Party, assume control of the defense of such action, suit, proceeding or claim with counsel reasonably satisfactory to the Indemnified Party but only if: (i) the Indemnifying Party provides the Indemnified Party with evidence reasonably acceptable to the Indemnified Party that the Indemnifying Party will have the financial resources to defend against the Third Party claim and fulfill its indemnification obligations hereunder; (ii) the Third Party claim involves only money damages and does not seek an injunction or other equitable relief; (iii) the Indemnifying Party conducts the defense of the Third Party claim actively and diligently; and (iv) the Indemnified Party shall have reasonably concluded that: (A) there is no conflict of interest between the Indemnified Party and the Indemnifying Party in the conduct of such defense; and (B) all defenses to the Indemnified Party are available to the Indemnifying Party. If the Indemnifying Party elects to defend such Third Party claim, the Indemnified Party shall cooperate, at the expense of the Indemnifying Party, in the defense of such Third Party claim. If the Indemnifying Party does not assume control of such defense, is not permitted to defend the Third Party claim by reason of this Section 6.3(a), or otherwise fails to notify the Indemnified Party of its election as herein provided, the Indemnified Party shall control such defense (and the costs of such defense shall be Damages for purposes of this Agreement if the Indemnifying Party is determined to be liable to the Indemnified Party hereunder). The Party not controlling such defense may participate therein at its own expense; provided that if the Indemnifying Party assumes control of such defense and the Indemnified Party reasonably concludes, based on advice from counsel, that the Indemnifying Party and the Indemnified Party have conflicting interests with respect to such action, suit, proceeding or claim, the reasonable fees and expenses of counsel to the Indemnified Party solely in connection therewith shall be considered Damages for purposes of this Agreement if the Indemnifying Party is determined to be liable to the Indemnified Party hereunder; provided, however, that in no event shall the Indemnifying Party be responsible for the fees and expenses of more than one counsel for all Indemnified Parties. If the Indemnifying Party chooses to defend any Third Party claim, the Indemnified Party shall make available to the Indemnifying Party any books, records or other documents within its control that are necessary or appropriate for such defense. If the Indemnifying Party does not or is unable to assume the defense, the Indemnifying Party shall make available to the Indemnified Party any books, records or other documents within its control that are necessary or appropriate for such defense. Any expenses of any Indemnified Party for which indemnification is finally determined to be owed hereunder shall be paid upon written demand therefor, subject to the limitations set forth in this Article VI. The Party controlling such defense shall keep the other Party advised of the status of such action, suit, proceeding or claim and the defense thereof and shall consider recommendations made by the other Party with respect thereto. If the Indemnifying Party assumes the defense of such a Third Party claim, (i) the Indemnifying Party shall not agree to any settlement of such action, suit, proceeding or claim without the Indemnified Party’s written consent (which consent shall not be unreasonably withheld or delayed), unless (A) there is no finding or admission of any violation of any Law or any violation of the rights of any Person and no effect on any other claim that may be made against the Indemnified Party, (B) the sole relief provided is monetary damages that have been paid in full by the Indemnifying Party, and (C) the settlement includes, as an unconditional term thereof, a complete release of the Indemnified Party from all liability with respect thereto in form and substance reasonably satisfactory to the Indemnified Party, and (ii) the Indemnified Party shall have no liability with respect to any compromise or settlement thereof effected without its written consent (which consent shall not be unreasonably withheld or delayed).

(b) Procedure for Other Claims. An Indemnified Party wishing to assert a claim for indemnification under this Article VI which is not subject to Section 6.3(a) shall deliver to the Indemnifying Party a written notice (a “Claim Notice”) which contains (i) a description and the amount (the “Claimed Amount”) of any Damages incurred by the Indemnified Party, (ii) a statement that the Indemnified Party is entitled to indemnification under this Article VI and a reasonably detailed explanation of the basis therefor, and (iii) a demand for payment in the amount of such Damages. Within thirty (30) days after delivery of a Claim Notice, the Indemnifying Party shall deliver to the Indemnified Party a written response in which the Indemnifying Party shall either: (I) agree that the Indemnified Party is entitled to receive all of the Claimed Amount (in which case such response shall be accompanied by a payment of the Indemnifying Party to the Indemnified Party of the Claimed Amount, by check or by wire transfer) (subject to the limitations on indemnification set forth in this Article VI), (II) agree that the Indemnified Party is entitled to receive part, but not all, of the Claimed Amount, or (III) contest that the Indemnified Party is entitled to receive any of the Claimed Amount. If the Indemnifying Party in such response contests the payment of all or part of the Claimed Amount, the Indemnifying Party and the Indemnified Party shall use good faith efforts to resolve such dispute. If such dispute is not resolved within sixty (60) days following the delivery by the Indemnifying Party of such response, the Indemnifying Party and the Indemnified Party shall each have the right to submit such dispute to a court of competent jurisdiction in accordance with the provisions of Section 11.13.

6.4 Indemnification Matters. The Parties shall comply with the provisions and agreements set forth on Schedule 6.4, which is incorporated herein by reference.

6.5 Additional Indemnification Matters. The Parties shall comply with the provisions and agreements set forth on Schedule 6.5, which is incorporated herein by reference.

6.6 Treatment of Indemnification Payments. All indemnification payments made under this Agreement shall be treated by the Parties as an adjustment to the Purchase Price for Tax purposes, unless otherwise required by applicable Law.

ARTICLE VII

TERMINATION

7.1 Termination of Agreement. The Parties may terminate this Agreement prior to the Closing as provided below:

(a) the Parties may terminate this Agreement by mutual written consent;

(b) Buyers or Seller may terminate this Agreement, if there shall be promulgated any Law that makes consummation of the transactions contemplated hereby illegal or if a Governmental Entity shall have issued an Order or taken any other action permanently restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated hereby, and such Order or other action shall have become final and nonappealable;

(c) Buyers may terminate this Agreement if:

(i) there has been a material breach by Seller of any covenant or agreement, or a material inaccuracy in any representation or warranty, of Seller contained in this Agreement and such breach or inaccuracy, if curable, is not cured within ten (10) Business Days after receipt of written notice thereof from Buyers; or

(ii) Seller files or institutes proceedings for any type of bankruptcy (whether voluntarily or involuntarily), becomes insolvent, makes an assignment for the benefit of creditors or commences or becomes subject to any similar proceeding;

(d) Seller may terminate this Agreement if there has been a material breach by Buyers of any covenant or agreement, or a material inaccuracy of any representation or warranty, of Buyers contained in this Agreement and such breach or inaccuracy, if curable, is not cured by Buyers within ten (10) Business Days after receipt of written notice thereof from Seller;

(e) Buyers or Seller may terminate this Agreement by giving written notice to the other if the Closing shall not have occurred on or before 12:00 noon, Eastern Standard Time, on February 15, 2011 (the “Outside Date”) by reason of the failure of any condition precedent under Section 5.1 or 5.2 hereof; and

(f) Buyers may terminate this Agreement, within five (5) Business Days following delivery to Buyers of an update to the Disclosure Schedule pursuant to Section 4.8(b) which contains new disclosure of any event or development that would reasonably be expected to have a Business Material Adverse Effect; provided, however, that no Party may terminate this Agreement pursuant to clauses (c) through (e) above if the basis for termination results from a material breach by such Party of any of its representations and warranties, agreements or covenants contained in this Agreement.

7.2 Effect of Termination.

(a) Except as set forth in Section 7.2(b), if either Party terminates this Agreement pursuant to Section 7.1, all obligations of the Parties hereunder shall terminate without any liability of either Party to the other Party.

(b) Notwithstanding any other provision contained in this Agreement to the contrary, the Confidentiality Agreement and Articles X and XI shall survive the termination of this Agreement for any reason; provided, however, that no such termination shall relieve any Party of any liability for damages actually incurred in connection with (i) fraud, willful misconduct or intentional misrepresentation, or (ii) willful breach of any covenant or agreement herein or (iii) any breach of Section 4.6.

ARTICLE VIII

TAX MATTERS

8.1 Preparation and Filing of Tax Returns; Payment of Taxes.

(a) Seller shall be responsible for the preparation and filing of all Tax Returns relating to the direct or indirect ownership or operation of the Acquired Assets or the Business for (i) all taxable periods ending on or prior to the Closing Date, and (ii) any taxable period that begins before, and ends after the Closing Date, to the extent such Tax Return is a Tax Return of Seller (including a consolidated, unitary or combined Tax Return of Seller). Seller shall make or cause to be made all payments required with respect to any such Tax Returns. Buyers shall be responsible, and shall promptly reimburse Seller, for the amount of any such Taxes paid by Seller to the extent such Taxes are attributable (as determined in accordance with Section 8.2(b) hereof) to the direct or indirect ownership or operation of the Acquired Assets or the Business for taxable periods (or portions thereof) beginning after the Closing Date.

(b) Buyers shall be responsible for the preparation and filing of all other Tax Returns relating to the direct or indirect ownership or operation of the Acquired Assets or the Business. Buyers shall make all payments required with respect to any such Tax Returns. Seller shall be responsible, and shall promptly reimburse Buyer, for the amount of any such Taxes paid by Buyers to the extent such Taxes are attributable (as determined in accordance with Section 8.2(b) hereof) to the direct or indirect ownership or operation of the Acquired Assets or the Business for taxable periods (or portions thereof) ending on or prior to the Closing Date.

(c) All transfer, sales, use, stamp, conveyance, value added, recording, registration, documentary, filing and other such Taxes and administrative fees (including notary fees) arising in connection with the consummation of the transactions contemplated by this Agreement (“Transfer Taxes”) shall be borne 50% by Buyers and 50% by Seller. The Party that is legally required to file a Tax Return relating to such Transfer Taxes shall be responsible for preparing and timely filing such Tax Return, and the other Party shall cooperate in such preparation and filing to the extent required by applicable Law.

(d) Buyers shall be responsible for the payment of any and all Taxes not incurred in the Ordinary Course of Business attributable to the acts or omissions of Buyers or Buyers’ Affiliates occurring after the Closing beginning on the Closing Date.

(e) After consultation with Seller, Buyers shall be authorized to withhold from the amounts payable hereunder any Taxes that are required to be withheld from such amounts under applicable Law. For all purposes, such Taxes withheld and paid to the applicable Taxing Authorities will be treated as having been paid by Buyers to the applicable payee under the terms of this Agreement.

8.2 Allocation of Certain Taxes.

(a) Buyers and Seller agree that if Seller is permitted but not required under applicable Tax Laws to treat the Closing Date as the last day of a taxable period, Buyers and Seller shall treat such day as the last day of a taxable period with respect to the Business and the Acquired Assets;

(b) For purposes of this Agreement, a Tax shall be deemed incurred in a taxable period or portion thereof ending on or prior to the Closing Date if the Tax is (under applicable Tax law) attributable to a taxable period or portion thereof ending on or prior to the Closing Date (regardless of whether such Tax is due and payable after the Closing Date) and, in this regard, any Taxes for a taxable period beginning before the Closing Date and ending after the Closing Date relating to the direct or indirect ownership or operation of the Acquired Assets or the Business shall be apportioned for purposes of this Agreement between the portion of the taxable period ending on and including the Closing Date and the portion of the taxable period following the Closing Date as follows: (i) in the case of Taxes such as property Taxes, ad valorem Taxes, and similar Taxes imposed on a periodic basis, the portion of any such Tax that is attributable to the portion of the period ending on the Closing Date shall be considered to equal the amount of such Taxes for such taxable period, multiplied by a fraction, the numerator of which is the number of days in the portion of such taxable period that ends on the Closing Date and the denominator of which is the number of days in the entire taxable period and (ii) in the case of all other Taxes that are imposed on, or are based in whole or in part on, income, gross receipts, operations or payroll of Seller or Buyers (such as income and franchise Taxes, payroll Taxes, and sales and use, value added, and goods and services Taxes), the portion of such Taxes which is attributable to the portion of such taxable period ending on the Closing Date shall be determined by closing the books of Seller or Buyers, as applicable, as of the end of the day on the Closing Date. For purposes hereof, Taxes attributable to any period or portion thereof ending on or prior to the Closing Date shall include Taxes based in whole or in part on income, gain, or receipts that accrue or are received on or prior to the Closing Date, payroll Taxes attributable to compensation for services performed on or prior to the Closing Date, sales, use, value added, goods and services and similar Taxes imposed on sales or gross receipts that accrue or are received on or prior to the Closing Date (other than Taxes apportioned pursuant to Section 8.1(c)) and Taxes attributable to the ownership of property during periods on or prior to the Closing Date.

8.3 Refunds and Carrybacks.

(a) Seller shall be entitled to any refunds (including any interest received thereon) or credits of Taxes attributable to the direct or indirect ownership or operation of the Acquired Assets or the Business for taxable periods (or portions thereof) ending on or before the Closing Date (determined in accordance with the principles of Section 8.2(b)).

(b) Buyers and/or their Affiliates, as the case may be, shall be entitled to any other refunds (including any interest paid thereon) or credits of Taxes attributable to the direct or indirect ownership or operation of the Acquired Assets or the Business

8.4 Cooperation on Tax Matters; Tax Audits.

(a) Buyers and Seller and their respective Affiliates shall cooperate in the preparation of all Tax Returns for any Tax periods for which any such Party could reasonably require the assistance of another such party in obtaining any necessary information. Such cooperation and information shall include promptly forwarding copies of appropriate notices and forms or other communications received from or sent to any applicable Governmental Entity responsible for the imposition of Taxes (the “Taxing Authority”) which relate to the Business or the Acquired Assets. Buyers and Seller and their respective Affiliates shall make their respective employees and facilities available on a mutually convenient basis to explain any documents or information provided hereunder.

(b) Tax Contests shall be subject to the following provisions:

(i) Seller shall be entitled to manage, conduct and control any tax audits, examinations, appeals, litigation, or other tax proceedings involving tax items and issues relating to Taxes relating to Seller or the Business with respect to any taxable period (or portion thereof) ending on or before the Closing Date for which Seller is liable under Section 6.1(g) or this Article VIII (each, a “Tax Contest”). However, to the extent Buyers could reasonably be expected to have successor liability for the Taxes that are the subject of such Tax Contest, then the Parties shall jointly control the Tax Contest. In any event, any settlement or other disposition of any Tax Contest controlled by Seller pursuant to this paragraph, which could result in an increase in any Taxes payable by any Buyer in any taxable period (or portion thereof) beginning after the Closing Date may only be with the written consent of Buyers, which consent will not be unreasonably withheld or delayed.

(ii) Notwithstanding anything in Section 6.3 to the contrary, this Section 8.4(b) shall govern the conduct of any Tax Contests relating to the Acquired Assets and the Business.

ARTICLE IX

POST-CLOSING AGREEMENTS

9.1 Access to Information; Record Retention; Cooperation.

(a) Access to Information. Subject to compliance with applicable Laws, following the Closing, each Party shall afford to the other Party and to the other Party’s Affiliates, authorized accountants, counsel and other designated representatives reasonable access (including using commercially reasonable efforts to give access to Third Parties possessing information and providing reasonable access to its own employees who are in possession of relevant information) and, to the extent necessary, duplicating rights during normal business hours in a manner so as to not unreasonably interfere with the conduct of business to all non-privileged records, books, contracts, instruments, documents, correspondence, computer data and other data and information (collectively, “Party Information”) within the possession or control of such Party or its Affiliates, relating to the Business prior to the Closing, insofar as such access is reasonably required by the other Party for a proper business purpose and subject to execution by each Party (and, to the extent reasonably requested, applicable representatives of a Party) of a confidentiality agreement reasonably acceptable to each Party. Party Information may be requested under this Section 9.1(a) for, without limitation, financial reporting and accounting matters, preparing financial statements, preparing and filing of any Tax Returns, prosecuting any claims for refund, defending any Tax claims or assessment, preparing securities law or exchange filings, prosecuting, defending or settling any litigation or insurance claim, performing this Agreement and the transactions contemplated hereby, and all other proper business purposes.

(b) Access to Personnel. Following the Closing, each Party shall use commercially reasonable efforts to make available to the other Party, upon reasonable prior written request and in a manner not disruptive to operation of such Party’s business, such Party’s and its Affiliates’ officers, employees and agents to the extent that such persons may reasonably be required in connection with any Proceedings in which the requesting Party may from time to time be involved relating to the Business or for any other matter referred to in Section 9.1(a). In the event any Party needs access to information held by another Party or such Party’s employees, the Parties shall cooperate with respect to the reimbursement of expenses on a case-by-case basis.

9.2 Marketing Materials. Seller shall discontinue using any marketing or other promotional materials which reference the Business or any Business Services as soon as reasonably practicable after the Closing Date, but no more than 45 days after the Closing Date.

9.3 Certain Employee Benefits Matters. Except as otherwise provided herein, U.S. Buyer or the Applicable Buyer Affiliate (as defined below) shall offer employment to, or, if applicable, the Parties shall take such actions as may be necessary to cause the relevant transfer of, each of the In-Scope Employees identified on Schedule 9.3 (the “Business Employees”), including those on military leave, leave of absence (whether paid or unpaid), disability or layoff, as set forth in Schedule 2.13(e). No later than five (5) Business Days before the Closing Date, Seller shall deliver to Buyers an updated list of In-Scope Employees (and their corresponding classifications as further described in this Section 9.3) which may include additional employees of the Business; provided, however, Buyers, without their prior written consent, shall not, to the extent permitted by applicable Law, be obligated to make any such offer to, any such additional employees. Seller acknowledges that U.S. Buyer will make employment offers to each Business Employee located in the United States and that the appropriate Affiliate of U.S. Buyer located in the jurisdiction where each non-U.S. Business Employee is located (each an “Applicable Buyer Affiliate”) shall either be the entity to which such non-U.S. Business Employee is transferred or the entity that makes an offer of employment to such non-U.S. Business Employee. For purposes of this Section 9.3, references to Seller shall include, when appropriate, any affiliate of Seller that employees an applicable Business Employee. For purposes of this Section 9.3, references to applicable Law shall include, when appropriate, Applicable Employment Law

(a) U.S. Business Employees. Except as otherwise provided herein and in Section 9.3(h)(ii), U.S. Buyer shall make offers of employment to those Business Employees identified on Schedule 9.3(a) who are located in the U.S. (the “U.S. Business Employees”); provided, however, no such offer of employment shall be made for any U.S. Business Employee (i) with respect to whom the employee information delivered to Buyers pursuant to Schedules 2.13(b) and (e) is insufficient to prepare offer letters, (ii) who is on layoff as of the date hereof or (iii) who at the time the offer is to be made has (or is reasonably believed to have) engaged in employee misconduct or a criminal act that would impact on the individual’s ability to perform the required services; provided, further, no offer of employment shall be made to any U.S. Business Employee on military leave, leave of absence (whether paid or unpaid), disability or similar leave prior to the time that such employee resumes his or her services as an employee engaged primarily in the Business, and in no event shall any such offer of employment be made to the employee if he or she does not resume services as an employee primarily engaged in the Business within ninety (90) days following the Closing Date.

(i) Employee Benefits.

(A) Except as provided below, each U.S. Business Employee who becomes a New Buyer Employee (“U.S. New Buyer Employee”) shall become eligible for and entitled to participate in the employee benefit plans of U.S. Buyer (the “U.S. Buyer Plans”), effective at the time such individual becomes a U.S. New Buyer Employee, on the same terms and subject to the same conditions as are applicable to other similarly-situated employees of U.S. Buyer who participate in such plans. Upon such event, each such U.S. New Buyer Employee shall cease to receive benefits under any Business Benefit Plans.

(B) Each U.S. New Buyer Employee shall receive credit for his or her years of service with Seller before the Closing for all purposes of eligibility to participate, vesting and level of benefits under the applicable U.S. Buyer Plans; provided, that in no case shall such individual (1) receive credit for his or her years of service with Seller before the Closing for purposes of determining benefit accruals under a U.S. Buyer Plan that is a defined benefit plan as defined in Section 3(35) of ERISA or under a U.S. Buyer Plan that is a welfare plan that provides benefits to employees after their retirement or (2) otherwise be eligible to receive any equity interest or award providing any equity interest in Buyers or its Affiliates. For purposes of each applicable U.S. Buyer Plan providing medical, dental, pharmaceutical or vision benefits to any U.S. New Buyer Employee, all pre-existing condition exclusions, waiting periods and actively-at-work requirements with respect to such U.S. Buyer Plan shall be waived for each U.S. New Buyer Employee and his or her covered dependents, subject to applicable Law, except to the extent such U.S. New Buyer Employee or his or her covered dependents were subject to a similar pre-existing condition exclusion, waiting period or actively-at-work requirement under the Business Benefit Plans, as described in Schedule 2.14(a), in which such employee was participating or otherwise eligible to commence participation immediately prior to the Closing.

(ii) Paid Time Off. Seller shall be responsible for all liabilities for any accrued but unused personal, sick, or vacation time or other paid time off (collectively, “Paid Time Off”) to which any U.S. New Buyer Employee is entitled pursuant to the terms and conditions of a Business Benefit Plan, as described in Schedule 2.14(a), that is otherwise applicable to such individual immediately prior to the date he or she becomes a New Buyer Employee (the “PSV Policies”). Seller shall pay to each U.S. New Buyer Employee an amount in cash equal to such accrued but unused Paid Time Off in accordance with Section 9.3(e). For the avoidance of doubt, each U.S. New Buyer Employee shall participate in the applicable Paid Time Off arrangement of U.S. Buyer for all periods after the time he or she becomes a New Buyer Employee.

(iii) Bonus Accruals. Notwithstanding any provision or policy to the contrary in any arrangement providing bonus compensation for any U.S. New Buyer Employee, Seller shall remain responsible for paying to each such U.S. New Buyer Employee any and all Accrued Bonuses that relate to such individual. Seller shall pay, or cause to be paid, such bonuses in cash to each such U.S. New Buyer Employee at the time such amounts are normally payable under the bonus arrangements of Seller or an Affiliate of Seller (subject to any applicable tax withholding, which shall be withheld, deposited and reported by Seller as required under applicable Law). For the avoidance of doubt, each such U.S. New Buyer Employee shall participate in the applicable bonus compensation arrangement of the U.S. Buyer for all periods after the time he or she becomes a New Buyer Employee, it being understood that, for a limited time, such bonus compensation arrangement shall resemble the applicable bonus compensation arrangement currently maintained by Seller.

(b) APAC Business Employees. Except as otherwise provided herein, an Applicable Buyer Affiliate shall make offers of employment to those Business Employees identified on Schedule 9.3(b) who are located in the Designated APAC Business Region (the “APAC Business Employees”); provided, however, that to the extent permitted by applicable Law, no such offer of employment shall be made for any APAC Business Employee (i) with respect to whom the employee information delivered to Buyers pursuant to Schedules 2.13(b) and (e) is insufficient to prepare offer letters, (ii) who is on layoff as of the date hereof or (iii) who at the time the offer is to be made has (or is reasonably believed to have) engaged in employee misconduct or a criminal act that would impact on the individual’s ability to perform the required services; provided, further, that to the extent permitted by applicable Law, no offer of employment shall be made to any APAC Business Employee on military leave, leave of absence (whether paid or unpaid), disability or similar leave prior to the time that such employee resumes his or her services as an employee engaged primarily in the Business, and, to the extent permitted by applicable Law, in no event shall any such offer of employment be made to the employee if he or she does not resume services as an employee primarily engaged in the Business within ninety (90) days following the Closing Date

(i) Employee Benefits.

(A) Except as provided below or as otherwise required by applicable Law, each APAC Business Employee who becomes a New Buyer Employee (“APAC New Buyer Employee”) shall become eligible for and entitled to participate in the applicable employee benefit plans of the Applicable Buyer Affiliate, effective at the time such individual becomes an APAC New Buyer Employee, on the same terms and subject to the same conditions as are applicable to other similarly-situated employees of the Applicable Buyer Affiliate who participate in such plans. Upon such event, and each such APAC New Buyer Employee shall cease to receive benefits under any Business Benefit Plans.

(B) If any applicable Law specifically requires that an APAC New Buyer Employee remain eligible, after the Closing, to receive a particular employee benefit, as described in Schedule 2.14(a), that was provided to such individual immediately prior to the date he or she became a New Buyer Employee, such individual shall continue to be eligible to receive such benefit from the Applicable Buyer Affiliate or, to the extent permitted by applicable Law, such APAC New Buyer Employee shall be eligible to receive a benefit with a similar value thereto from the Applicable Buyer Affiliate.

(ii) Paid Time Off.

(A) Except as otherwise required by applicable Law, Seller shall be responsible for all liabilities for any accrued but unused Paid Time Off to which any APAC New Buyer Employee is entitled pursuant to the PSV Policies that are otherwise applicable to such individual immediately prior to the date he or she became a New Buyer Employee. Seller shall pay, or cause to be paid, to each

APAC New Buyer Employee an amount in cash equal to such accrued but unused Paid Time Off in accordance with Section 9.3(e). For the avoidance of doubt, each such APAC New Buyer Employee shall participate in the applicable Paid Time Off arrangement of the Applicable Buyer Affiliate for all periods after the time he or she becomes a New Buyer Employee.

(B) To the extent applicable Law specifically prevents Seller’s payment of such Paid Time Off pursuant to Section 9.3(b)(ii)(A) above, the Applicable Buyer Affiliate shall be responsible for all liabilities for any accrued but unused Paid Time Off to which any APAC New Buyer Employee is entitled pursuant to any PSV Policies that are otherwise applicable to such individual immediately prior to the date he or she becomes a New Buyer Employee; provided, that, (i) to the extent permitted by applicable Law, such Paid-Time Off shall be subject to the policies of the Applicable Buyer Affiliate regarding the use and additional accrual of Paid Time Off, and (ii) Seller shall reimburse U.S. Buyer or the Applicable Buyer Affiliate (as directed by U.S. Buyer) with respect to the accrued portion of such Paid-Time Off that is assumed hereunder.

(iii) Bonus Accruals.

(A) Except as otherwise required by applicable Law and notwithstanding any provision or policy to the contrary in any arrangement providing bonus compensation for any APAC New Buyer Employee, Seller shall remain responsible for paying to each such APAC New Buyer Employee any and all Accrued Bonuses that relate to such individual. Seller shall pay, or cause to be paid, such bonuses in cash to each such APAC New Buyer Employee at the time such amounts are normally payable under the bonus arrangements of Seller or an Affiliate of Seller (subject to any applicable tax withholding, which shall be withheld, deposited and reported by Seller as required under applicable Law). For the avoidance of doubt, each such APAC New Buyer Employee shall participate in the applicable bonus compensation arrangement of the Applicable Buyer Affiliate for all periods after the time he or she becomes a New Buyer Employee, it being understood that, for a limited time, such bonus compensation arrangement shall resemble the applicable bonus compensation arrangement currently maintained by Seller.

(B) To the extent applicable Law specifically prevents payment of such Accrued Bonuses pursuant to Section 9.3(b)(iii)(A) above, the Applicable Buyer Affiliate shall assume the payment responsibility for such Accrued Bonuses with respect to any affected APAC New Buyer Employee; provided, that, (1) to the extent permitted by applicable Law, the payment of such Accrued Bonuses shall be subject to the policies of the Applicable Buyer Affiliate regarding the requirement that such APAC New Buyer Employee remain in good standing with the Applicable Buyer Affiliate until the time of payment of such bonus, and (2) Seller shall reimburse U.S. Buyer or the Applicable Buyer Affiliate (as directed by U.S. Buyer) for the payment of the Accrued Bonuses that are assumed hereunder.

(iv) Other Accruals. Seller shall be responsible for all liabilities for compensation and benefits accrued or otherwise arising out of services rendered by each APAC New Buyer Employee with respect to all periods prior to his or her termination of employment hereunder or arising by reason of actual, constructive or deemed termination of such individual’s services at the time of termination hereunder, including all severance payments, redundancy payments, allowances and other applicable accruals (collectively, “Other Accruals”) on resignation or termination of employment. Seller shall pay, or cause to be paid, to each APAC New Buyer Employee an amount in cash equal to his or her Other Accruals in accordance with Section 9.3(e).

(c) European Business Employees. Except as otherwise provided herein, an Applicable Buyer Affiliate shall make transfers or offers of employment to those Business Employees identified on Schedule 9.3(c) who are located in the Designated EMEA Business Region (“EMEA Business Employees”); provided, however, that to the extent permitted by applicable Law, no such offer or transfer of employment shall be made for any EMEA Business Employee (i) with respect to whom the employee information delivered to Buyers pursuant to Schedules 2.13(b) and (e) is insufficient to prepare offer letters or complete a transfer of employment, (ii) who is on layoff as of the date hereof or (iii) who at the time the offer or transfer is to be made has (or is reasonably believed to have) engaged in employee misconduct or a criminal act that would impact on the EMEA Business Employee’s ability to perform the required services; provided, further, that to the extent permitted by applicable Law, no such transfer shall be made to any EMEA Business Employees on military leave, leave of absence (whether paid or unpaid), disability or similar leave prior to the time that such employee resumes his or her services as an employee engaged primarily in the Business, and, to the extent permitted by applicable Law, in no event shall any such transfer be made for the employee if he or she does not resume services as an employee primarily engaged in the Business within ninety (90) days following the Closing Date.

(i) Transfer of Employment. Except as otherwise provided herein, the Parties agree to take such actions, after the date hereof, as are necessary to cause the relevant transfer of those certain EMEA Business Employees identified on the certificate described in Section 9.3(c)(iii)(B) (“EMEA Transferred Business Employees”). Upon such transfer, the written contract of employment of each EMEA Transferred Business Employee shall have effect as if originally made between that EMEA Transferred Business Employee and the Applicable Buyer Affiliate effective as of the time he or she becomes an EMEA Transferred Business Employee. No later than five (5) Business Days before the Closing Date, Seller shall deliver to Buyers the written contract of employment that is currently effective for each EMEA Transferred Business Employee.

(A) Employee Benefits.

(1) Except as otherwise required by applicable Law, each EMEA Transferred Business Employee who becomes a New Buyer Employee (“EMEA New Buyer Transferred Employee”) (I) shall remain eligible to receive from the Applicable Buyer Affiliate each employee benefit, as described in Schedule 2.14(a), that was provided to such individual pursuant to his or her written contract of employment immediately prior to the date he or she became an EMEA New Buyer Transferred Employee or (II) to the extent permitted by applicable Law, such EMEA New Buyer Transferred Employee shall be eligible to receive a benefit with a similar value thereto from the Applicable Buyer Affiliate.

(2) To the extent applicable Law does not otherwise require that an EMEA New Buyer Transferred Employee receive an employee benefit pursuant to Section 9.3(c)(i)(A)(1) above (“EMEA Non-Transferring Employee Benefit”), such EMEA New Buyer Transferred Employee shall become eligible for and participate in the applicable employee benefit plans of the Applicable Buyer Affiliate (the “EMEA Buyer Plans”), effective at the time such individual becomes an EMEA New Buyer Transferred Employee, on the same terms and subject to the same conditions as are applicable to other similarly-situated employees of the Applicable Buyer Affiliate who participate in such plans. Upon such event, each such EMEA New Buyer Transferred Employee shall cease to receive benefits under any Business Benefit Plan(s) to the extent such Business Benefit Plan(s) otherwise provide for such EMEA Non-Transferring Employee Benefit.

(B) Paid Time Off.

(1) Except as otherwise required by applicable Law, the Applicable Buyer Affiliate shall be responsible for all liabilities for any accrued but unused Paid Time Off to which any EMEA New Buyer Transferred Employee is entitled pursuant to any PSV Policies that are otherwise applicable to such individual immediately prior to the date he or she becomes a New Buyer Employee. Seller shall reimburse U.S. Buyer or the Applicable Buyer Affiliate (as directed by U.S. Buyer) with respect to the accrued portion of such Paid-Time Off that is assumed hereunder.

(2) To the extent applicable Law does not otherwise require that the Paid Time Off described above in Section 9.3(c)(i)(B)(1) remain in effect for a particular EMEA New Buyer Transferred Employee, Seller shall be responsible for all liabilities for any accrued but unused Paid Time Off to which such EMEA New Buyer Transferred Employee is entitled. Seller shall pay, or cause to be paid, to such individual an amount in cash equal to such accrued but unused Paid Time Off in accordance with Section 9.3(e) herein. For the avoidance of doubt, except as otherwise required by applicable Law, each such EMEA New Buyer Transferred Employee shall participate in the applicable Paid Time Off arrangement of the Applicable Buyer Affiliate for all periods after the time he or she becomes a New Buyer Employee.

(C) Bonus Accruals.

(1) Except as otherwise required by applicable Law, the Applicable Buyer Affiliate shall assume the payment responsibility for such Accrued Bonuses with respect to any affected EMEA New Buyer Transferred Employee; provided, that, to the extent permitted by applicable Law, the payment of such Accrued Bonuses shall be subject to the policies of the Applicable Buyer Affiliate regarding the requirement that such EMEA New Buyer Transferred Employee remain in good standing with the Applicable Buyer Affiliate until the time of payment of such bonus. Seller shall reimburse U.S. Buyer or the Applicable Buyer Affiliate (as directed by U.S. Buyer) for the payment of the Accrued Bonuses that are assumed hereunder.

(2) To the extent applicable Law, does not otherwise require that the Accrued Bonuses described above in Section 9.3(c)(i)(C)(1) above be paid by the Applicable Buyer Affiliate, Seller shall remain responsible for paying to each such affected EMEA New Buyer Transferred Employee notwithstanding any provision or policy to the contrary in any arrangement that provides for such Accrued Bonuses. Seller shall pay, or cause to be paid, such bonuses in cash to each such affected EMEA New Buyer Transferred Employee at the time such amounts are normally payable (subject to any applicable tax withholding, which shall be withheld, deposited and reported by Seller as required under applicable Law). For the avoidance of doubt, except as otherwise required by applicable Law, such EMEA New Buyer Transferred Employee shall participate in the applicable bonus compensation arrangement of the Applicable Buyer Affiliate for all periods after the time he or she becomes a New Buyer Employee, it being understood that, for a limited time, such bonus compensation arrangement shall resemble the applicable bonus compensation arrangement currently maintained by Seller.

(ii) Offer of Employment. Except as otherwise provided herein, the Applicable Buyer Affiliate shall offer employment commencing on the Business Day immediately following the Closing to those EMEA Business Employees identified on the certificate described in Section 9.3(c)(iii)(C) (“EMEA Offered Business Employees”).

(A) Employee Benefits.

(1) Except as otherwise required by applicable Law, each EMEA Offered Business Employee who becomes a New Buyer Employee (“EMEA New Buyer Offered Employee”) shall become eligible for and entitled to participate in the applicable EMEA Buyer Plans of the Applicable Buyer Affiliate, effective at the time such individual becomes an EMEA New Buyer Offered Employee, on the same terms and subject to the same conditions as are applicable to other similarly-situated employees of the Applicable Buyer Affiliate who participate in such plans. Upon such event, each such EMEA New Buyer Offered Employee shall cease to receive benefits under any Business Benefit Plans.

(2) If any applicable Law, specifically requires that an EMEA New Buyer Offered Employee remain eligible, after the Closing, to receive a particular employee benefit, as described in Schedule 2.14(a), that was provided to such individual pursuant to his or her written contract of employment immediately prior to the date he or she becomes an EMEA New Buyer Offered Employee, such EMEA New Buyer Offered Employee shall continue to be eligible to receive such benefit or such EMEA New Buyer Offered Employee shall be eligible to receive a benefit with a similar value thereto from the Applicable Buyer Affiliate.

(B) Paid Time Off.

(1) Except as otherwise required by applicable Law, Seller shall be responsible for all liabilities for any accrued but unused Paid Time Off to which any EMEA New Buyer Offered Employee is entitled pursuant to the PSV Policies that are otherwise applicable to such individual immediately prior to the date he or she became a New Buyer Employee. Seller shall pay, or cause to be paid, to each such EMEA New Buyer Offered Employee an amount in cash equal to such accrued but unused Paid Time Off in accordance with Section 9.3(e). For the avoidance of doubt, except as otherwise required by applicable Law, each such EMEA New Buyer Offered Employee shall participate in the applicable Paid Time Off arrangement of the Applicable Buyer Affiliate for all periods after the time he or she becomes a New Buyer Employee.

(2) To the extent applicable Law specifically prevents Seller’s payment of such Paid Time Off pursuant to Section 9.3(c)(ii)(B)(1) above, the Applicable Buyer Affiliate shall be responsible for all liabilities for any accrued but unused Paid Time Off to which any EMEA New Buyer Offered Employee is entitled pursuant to any PSV Policies that are otherwise applicable to such individual immediately prior to the date he or she becomes a New Buyer Employee; provided, that, (i) to the extent permitted by applicable Law, such Paid-Time Off shall be subject to the policies of the Applicable Buyer Affiliate regarding the use and additional accrual of Paid Time Off, and (ii) Seller shall reimburse U.S. Buyer or the Applicable Buyer Affiliate (as directed by U.S. Buyer) with respect to the accrued portion of such Paid-Time Off that is assumed hereunder.

(C) Bonus Accruals.

(1) Except as otherwise required by applicable Law and notwithstanding any provision or policy to the contrary in any arrangement providing bonus compensation for any EMEA New Buyer Offered Employee, Seller shall remain responsible for paying to each such EMEA New Buyer Offered Employee any and all Accrued Bonuses that relate to such individual. Seller shall pay, or cause to be paid, such bonuses to each such EMEA New Buyer Offered Employee at the time such amounts are normally payable under the bonus arrangements of Seller or an Affiliate of Seller (subject to any applicable tax withholding, which shall be withheld, deposited and reported by Seller as required under applicable Law). For the avoidance of doubt, except as otherwise required by applicable Law such EMEA New Buyer Offered Employee shall participate in the applicable bonus compensation arrangement of the Applicable Buyer Affiliate for all periods after the time he or she becomes a New Buyer Employee, it being understood that, for a limited time, such bonus compensation arrangement shall resemble the applicable bonus compensation arrangement currently maintained by Seller.

(2) To the extent applicable Law specifically prevents Seller’s payment of Accrued Bonuses pursuant to Section 9.3(c)(ii)(C)(1) above, the Applicable Buyer Affiliate shall assume the payment responsibility for such Accrued Bonuses with respect to any affected EMEA New Buyer Offered Employee; provided, that, (1) to the extent permitted by applicable Law, the payment of Accrued Bonuses shall be subject to the policies of the Applicable Buyer Affiliate regarding any requirement that such EMEA New Buyer Offered Employee remain in good standing with the Applicable Buyer Affiliate until the time of payment of such bonus, and (2) Seller shall reimburse U.S. Buyer or the Applicable Buyer Affiliate (as directed by U.S. Buyer) for the payment of the Accrued Bonuses that are assumed hereunder.

(iii) Identification of European Business Employees.

(A) ARD Business Employees. The Parties agree to take such actions, after the date hereof and as are necessary to establish whether or not the sale and purchase pursuant to this Agreement will constitute a relevant transfer for each of the EMEA Business Employees identified in Schedule 9.3(c), as delivered and updated in accordance with Section 9.3(a) and any additional EMEA Business Employees as provided for in Section 9.3(c)(iii)(E) (the “ARD Business Employees”) under Applicable Employment Law in each relevant jurisdiction.

(B) Transferring ARD Business Employees. To the extent it is determined that the sale and purchase pursuant to this Agreement will constitute a relevant transfer in any relevant jurisdiction of an ARD Business Employee for the purposes of any Applicable Employment Law, the Parties agree that such sale and transfer will not operate so as to terminate the contracts of employment of such ARD Business Employee, and Seller shall identify each such ARD Business Employee on a written certificate that shall be delivered to Buyers as soon as reasonably practicable after the date hereof and updated, as necessary, no later than five (5) Business Days prior to the Closing (and further updated within a reasonable time thereafter in accordance with Section 9.3(c)(iii)(E)). Such certification shall be in such form and substance as is reasonably satisfactory to Buyers.

(C) Non-Transferring ARD Business Employees. To the extent it is determined that the sale and purchase pursuant to this Agreement will not constitute a relevant transfer in any relevant jurisdiction of an ARD Business Employee for the purposes of any Applicable Employment Law, the Parties agree to take such actions as are necessary to enable an Applicable Buyer Affiliate to enter into an offer of employment pursuant to Section 9.3(c)(ii) with such ARD Business Employee, and Seller shall identify each such ARD Business Employee on a written certificate that shall be delivered by Seller to Buyers as soon as reasonably practicable after the date hereof and updated, as necessary, no later than five (5) Business Days prior to the Closing (and further updated within a reasonable time thereafter in accordance with Section 9.3(c)(iii)(E)). Such certification shall be in such form and substance reasonably satisfactory to Buyers.

(D) Seller Compliance. Seller shall comply, and cause its relevant Affiliate to comply, in all material respects with its obligations under all Applicable Employment Law; provided, that, no violation of the foregoing compliance obligations shall be deemed to have occurred to the extent the Applicable Buyer Affiliate does not provide Seller, within a reasonable time after Seller’s written request to Buyer, with the requisite information as is necessary for Seller or its relevant Affiliate to satisfy its consultation obligations under Applicable Employment Law. Seller shall provide to Buyers such information as Buyers may reasonably request in writing in order to verify such compliance.

(E) Corrections. For a period of two (2) months following the Closing, the Parties shall reasonably cooperate with each other and correct any mistakes in the identification of any EMEA Business Employees for purposes of this Agreement. To the extent it is determined that such an individual (x) became a New Buyer Employee and was mistakenly identified as an EMEA Business Employee, the individual shall be transferred to Seller as soon as administratively practicable after such determination is made, or (y) was mistakenly excluded from being identified as an EMEA Business Employee, the individual shall become a New Buyer Employee as soon as administratively practicable after such determination is made, subject to the terms and conditions of this Agreement. Seller and its Affiliates shall indemnify Buyers and any Applicable Buyer Affiliates against any and all Damages arising out of any claims relating to such the misidentification of such individual, including his or her salary and employee benefits; provided, that such indemnification obligation shall not apply to the extent that such Damages arise as a result of the Applicable Buyer Affiliate engaging in any material act, fault or omission with respect to its duty to provide to Seller with any legally required information, within a reasonable time after Seller’s written request to Buyer, that would materially assist Seller with the classification of the EMEA Business Employee population.

(iv) Identification of Deemed EMEA Business Employees.

(A) Deemed EMEA Business Employees. The Business Employee as identified in Schedule 9.3(c)(iv), shall be deemed to be subject to Section 9.3(c)(i); provided, that, the applicable Law of the jurisdiction in which such Business Employee is located shall apply for such purposes.

(d) Canada Business Employees. Except as otherwise provided herein, an Applicable Buyer Affiliate shall make offers of employment to those Business Employees identified on Schedule 9.3(d) who are located in Canada (the “Canada Business Employees”); provided, however, that to the extent permitted by applicable Law, no such offer of employment shall be made for any Canada Business Employee (i) with respect to whom the employee information delivered to Buyers pursuant to Schedules 2.13(b) and (e) is insufficient to prepare offer letters, (ii) who is on layoff as of the date hereof or (iii) who at the time the offer is to be made has (or is reasonably believed to have) engaged in employee misconduct or a criminal act that would impact on the individual’s ability to perform the required services; provided, further, that to the extent permitted by applicable Law, no offer of employment shall be made to any Canada Business Employee on military leave, leave of absence (whether paid or unpaid), disability or similar leave prior to the time that such employee resumes his or her services as an employee engaged primarily in the Business, and, to the extent permitted by applicable Law, in no event shall any such offer of employment be made to the employee if he or she does not resume services as an employee primarily engaged in the Business within ninety (90) days following the Closing Date.

(i) Employee Benefits.

(A) Except as provided below or as otherwise required by applicable Law, each Canada Business Employee who becomes a New Buyer Employee (“Canada New Buyer Employee”) shall become eligible for and entitled to participate in the applicable employee benefit plans of the Applicable Buyer Affiliate, effective at the time such individual becomes a Canada New Buyer Employee, on the same terms and subject to the same conditions as are applicable to other similarly-situated employees of the Applicable Buyer Affiliate who participate in such plans. Upon such event, and each such Canada New Buyer Employee shall cease to receive benefits under any Business Benefit Plans.

(B) If any applicable Law specifically requires that a Canada New Buyer Employee remain eligible, after the Closing, to receive a particular employee benefit, as described in Schedule 2.14(a), that was provided to such individual immediately prior to the date he or she became a New Buyer Employee, such individual shall continue to be eligible to receive such benefit from the Applicable Buyer Affiliate or, to the extent permitted by applicable Law, such Canada New Buyer Employee shall be eligible to receive a benefit with a similar value thereto from the Applicable Buyer Affiliate.

(ii) Paid Time Off.

(A) Except as otherwise required by applicable Law, Seller shall be responsible for all liabilities for any accrued but unused Paid Time Off to which any Canada New Buyer Employee is entitled pursuant to the PSV Policies that are otherwise applicable to such individual immediately prior to the date he or she became a New Buyer Employee. Seller shall pay, or cause to be paid, to each Canada New Buyer Employee an amount in cash equal to such accrued but unused Paid Time Off in accordance with Section 9.3(e). For the avoidance of doubt, each such Canada New Buyer Employee shall participate in the applicable Paid Time Off arrangement of the Applicable Buyer Affiliate for all periods after the time he or she becomes a New Buyer Employee.

(B) To the extent applicable Law specifically prevents Seller’s payment of such Paid Time Off pursuant to Section 9.3(b)(ii)(A) above, the Applicable Buyer Affiliate shall be responsible for all liabilities for any accrued but unused Paid Time Off to which any Canada New Buyer Employee is entitled pursuant to any PSV Policies that are otherwise applicable to such individual immediately prior to the date he or she becomes a New Buyer Employee; provided, that, (i) to the extent permitted by applicable Law, such Paid-Time Off shall be subject to the policies of the Applicable Buyer Affiliate regarding the use and additional accrual of Paid Time Off, and (ii) Seller shall reimburse U.S. Buyer or the Applicable Buyer Affiliate (as directed by U.S. Buyer) with respect to the accrued portion of such Paid-Time Off that is assumed hereunder.

(iii) Bonus Accruals.

(A) Except as otherwise required by applicable Law and notwithstanding any provision or policy to the contrary in any arrangement providing bonus compensation for any Canada New Buyer Employee, Seller shall remain responsible for paying to each such Canada New Buyer Employee any and all Accrued Bonuses that relate to such individual. Seller shall pay, or cause to be paid, such bonuses in cash to each such Canada New Buyer Employee at the time such amounts are normally payable under the bonus arrangements of Seller or an Affiliate of Seller (subject to any applicable tax withholding, which shall be withheld, deposited and reported by Seller as required under applicable Law). For the avoidance of doubt, each such Canada New Buyer Employee shall participate in the applicable bonus compensation arrangement of the Applicable Buyer Affiliate for all periods after the time he or she becomes a New Buyer Employee, it being understood that, for a limited time, such bonus compensation arrangement shall resemble the applicable bonus compensation arrangement currently maintained by Seller.

(B) To the extent applicable Law specifically prevents payment of such Accrued Bonuses pursuant to Section 9.3(b)(iii)(A) above, the Applicable Buyer Affiliate shall assume the payment responsibility for such Accrued Bonuses with respect to any affected Canada New Buyer Employee; provided, that, (1) to the extent permitted by applicable Law, the payment of such Accrued Bonuses shall be subject to the policies of the Applicable Buyer Affiliate regarding the requirement that such Canada New Buyer Employee remain in good standing with the Applicable Buyer Affiliate until the time of payment of such bonus, and (2) Seller shall reimburse U.S. Buyer or the Applicable Buyer Affiliate (as directed by U.S. Buyer) for the payment of the Accrued Bonuses that are assumed hereunder.

(e) Business Employee and Payment Information. As soon as practical after the date hereof, Seller shall provide each Business Employee with notice that all wages, commissions and, if applicable, all Paid Time Off accrued through the Closing, Accrued Bonuses and Other Accruals will be paid no later than immediately prior to the Closing or as soon as commercially practicable thereafter, except where the timing of such payment is governed by Sections 9.3(a)(iii), (b)(iii)(A), (c)(i)(C)(2), (c)(ii)(C)(1), (c)(iii)(E) and (d)(iii)(A); provided, that such Business Employee shall become a New Buyer Employee. Prior to providing such notice, Seller shall afford Buyers with a reasonable opportunity to review, and comment on, the materials being sent to employees. Seller shall pay to each Business Employee, who shall become a New Buyer Employee, no later than immediately prior to the Closing or as soon as commercially practicable thereafter, all such employee’s wages, commissions and, if applicable, Paid Time Off, ,Accrued Bonuses and Other Accruals, except where the timing of such payment is governed by Sections 9.3(a)(iii), (b)(iii)(A), (c)(i)(C)(2), (c)(ii)(C)(1), (c)(iii)(E) and (d)(iii)(A).

(f) Cooperation. The Parties shall reasonably cooperate with and permit and facilitate designated representatives of U.S. Buyer or the Applicable Buyer Affiliate (i) to communicate in person and in writing with the Business Employees and appropriate representatives of the Business Employees, at reasonable times and upon reasonable notice and in accordance with applicable Law concerning the plans, operations and general personnel matters of U.S. Buyer or the Applicable Buyer Affiliate and (ii) to interview the employees and review the personnel records and such other information concerning the employees as U.S. Buyer or the Applicable Buyer Affiliate may reasonably request (subject to obtaining any legally required permission and other applicable Law). Prior to such communication, U.S. Buyer or the Applicable Buyer Affiliate shall afford Seller with a reasonable opportunity to review, and provide reasonable comments on, the written materials being sent and/or communicated to Business Employees.

(g) Seller Activities.

(i) Availability of Employees. Seller shall not, and shall cause its Affiliates to not, induce or otherwise attempt to influence any Business Employee to resign or to not accept his or her offer of employment from U.S. Buyer or the Applicable Buyer Affiliate. Seller will use commercially reasonable efforts and act in good faith to ensure that those Business Employees whose employment does not automatically transfer to the Applicable Buyer Affiliate pursuant to Section 9.3(c)(ii) will be available for employment with the Applicable Buyer Affiliate after the Closing Date, but Seller does not guarantee that any of the Business Employees whose employment does not automatically transfer to Buyers pursuant to Section 9.3(c)(ii) will accept an offer of employment or become employed by U.S. Buyer or an Applicable Buyer Affiliate after the Closing.

(ii) Resignation and Termination. Subject to Section 9.3(c)(iii)(E) and Section 4.10, Seller shall affirmatively terminate all Business Employees who (A) do not accept employment with U.S. Buyer or an Applicable Buyer Affiliate) as New Buyer Employees and (B) are not transferred to an Applicable Buyer Affiliate as an EMEA New Buyer Transferred Employee, and for a period of six (6) months following such termination, Seller and its Affiliates shall not employ or otherwise enter into any other service arrangement with any such terminated employee. For the avoidance of doubt, this Section 9.3(g)(ii) shall not apply to any EMEA Transferred Business Employees or, to the extent required by applicable law, any EMEA Business Employees.

(iii) Waiver of Restrictive Covenants. From and after the Closing Date, Seller hereby waives any non-competition obligations or any other restriction on the activities of any New Buyer Employee which may arise pursuant to any prior employment or other agreement between any New Buyer Employee and Seller or an Affiliate of Seller (or predecessor thereof).

(h) Miscellaneous Liabilities and Obligations.

(i) Excluded Liabilities. Except as specifically provided in this Section 9.3, Buyers shall not be responsible for any liabilities that may result from the transfer or termination of employment hereunder of any Business Employee. Seller shall be responsible for all liabilities for compensation and benefits accrued or otherwise arising out of services rendered by the employees and independent contractors of Seller and its Affiliates with respect to all periods prior to their transfer or termination of employment hereunder or arising by reason of actual, constructive or deemed termination of their services at the time of their transfer or termination, including all severance and redundancy payments on resignation or termination of employment, except in relation to any EMEA Transferred Business Employees who become New Buyer Employees where such liabilities arise directly as a result of any Buyer’s material non-compliance with Applicable Employment Law which would otherwise give rise to a claim of unfair dismissal.

(ii) Immigration Liabilities. U.S. Buyer or the Applicable Buyer Affiliate agrees to assume all immigration liabilities and obligations arising with respect to any New Buyer Employee, including the filing by U.S. Buyer of all necessary applications with the United States Citizenship and Immigration Service to transfer the employment authorizations for those certain U.S. Business Employees as identified for such purposes on a written certificate that shall be delivered by Seller to Buyers as soon as reasonably practicable after the date hereof and updated, as necessary, no later than five (5) Business Days prior to the Closing; provided, however, that U.S. Buyer shall not be required to make offers of employment to any such U.S. Business Employees (i) on visas or green cards until those visas are transferred or those green cards are portable to U.S. Buyer (or an Affiliate) after the Closing, or (ii) awaiting lawful permanent residence status pursuant to a Form I-485 filing until such employee is considered to be portable for purposes of such filing. The certification described in the preceding sentence shall be in such form and substance reasonably satisfactory to Buyers.

(iii) U.S. COBRA Liabilities. Seller shall be responsible for all costs relating to the continuation of health benefits under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”) under Seller’s group health plans, with respect to present or former U.S. Business Employees who do not become New Buyer Employees. U.S. Buyer shall assume all liabilities for post-employment health coverage under COBRA solely with respect to the U.S. New Buyer Employees who participate in U.S. Buyer’s group health plans.

(iv) U.S. WARN Act, Etc. U.S. Buyer agrees to provide any required notice under the Worker Adjustment and Retraining Notification Act of 1988, as amended, and any similar, applicable state Law (“WARN”), and any other similar applicable U.S. Law and to otherwise comply with any such statute with respect to any “plant closing” or “mass layoff’ (as defined in WARN) or similar event affecting U.S. Business Employees, a majority of which are U.S. New Buyer Employees, occurring on or after the Closing Date or arising as a result of the transactions contemplated hereby. Seller shall be responsible for providing all severance benefits, including those required by WARN with respect to current or former U.S. Business Employees (including any U.S. New Buyer Employees), who become entitled to severance benefits (if any) as of, or prior to, their termination of employment hereunder, in accordance with Seller’s then existing applicable severance program (if any) or WARN. The Parties agree to take such actions, after the date hereof and as are necessary to determine whether any non-U.S. Law has a similar effect as WARN or an similar law, and the Parties will agree to allocate their obligations with respect to any such non-U.S. Law in a manner similar to the obligations described in the preceding sentences of this Section 9.3(h)(iv).

9.4 Restricted Data. With respect to the data and other information embodied in the Acquired Assets identified on Schedule 9.4 (the “Restricted Data”), Buyers shall use the Restricted Data in accordance with the Ariba Data Policy in effect as of the date hereof.

9.5 Use and Disclosure of Business Confidential Information. The Parties shall comply with the covenants and agreements set forth on Schedule 9.5, which are incorporated herein by reference.

9.6 Seller Confidential Information.

(a) Buyers hereby acknowledge that Seller and its Affiliates may be irreparably damaged if any Seller Confidential Information possessed by Buyers, was disclosed to or used in a manner that constitutes a breach of this Section 9.6. From and after the Closing, each Buyer covenants and agrees that it will not, and will not permit its Affiliates to, and that it will use reasonable efforts to cause its representatives and agents not to, use or disclose any Seller Confidential Information.

(b) If a Buyer is requested or required by any Governmental Entity to disclose any of such Seller Confidential Information, then the Buyer will provide Seller with prompt written notice of such request or requirement. Seller shall then either seek appropriate protective relief from all or part of such request or requirement or waive such Buyer’s compliance with the provisions of this Section 9.6 with respect to all or part of such request or requirement. Each of the Buyers will cooperate with Seller, at Seller’s expense, in attempting to obtain any reasonable protective relief that Seller chooses to seek If, after Seller has had a reasonable opportunity to seek such relief, Seller fails to obtain such relief, then such Buyer may disclose only that portion of such Seller Confidential Information that its legal counsel advises it is compelled to disclose.

(c) Buyers may disclose Seller Confidential Information to their respective attorneys, accountants and advisors to the extent such disclosure is necessary for a legitimate business purpose and is within such recipient’s ordinary scope of responsibility, provided that (i) such recipients are bound by confidentiality obligations to Buyers, and (ii) Buyers shall be responsible for any unauthorized disclosure of such Seller Confidential Information by such recipients.

9.7 Protection of Business Confidential Information. Seller shall not waive any material rights under, or agree to modify in any material adverse respect, any confidentiality or similar Contract entered into by Seller with any Person to the extent any rights thereunder relate to Business Confidential Information. Seller shall take all reasonable actions necessary to enforce, for the benefit of Buyers and their Affiliates, any and all rights of Seller with respect to the Business under any obligation by the other party to maintain the confidentiality of Business Confidential Information under any such Contract (including the Contracts which are the subject of the Subcontract Agreement) and pursuant to which any Business Confidential Information was provided by Seller to such other party, including, upon the reasonable request of Buyers, initiating and prosecuting litigation seeking appropriate equitable relief (where available) and, to the extent applicable, damages; provided, however, notwithstanding the foregoing, nothing in this Section 9.7 shall require Seller to initiate or prosecute litigation against current or prospective clients or customers of Seller; provided, further, that with respect to such current or prospective clients or customers, the Parties shall cooperate in good faith to develop alternative approaches designed to protect the confidentiality of such Business Confidential Information. Any such money damages recovered shall be paid to Buyer. Buyers shall reimburse Seller for all reasonably incurred Third Party fees and expenses incurred by Seller in complying with its obligations under this Section 9.7. Seller shall promptly inform Buyers of any material breach of which they become aware by any Person of the confidentiality, non-disclosure or similar obligations under any such Contract relating to Business Confidential Information. For the avoidance of doubt, neither (i) the fact that Acquired Assets include Exclusive Business Confidential Information (rather than all Business Confidential Information) nor (ii) the fact that the Specified IP includes Business Confidential Information that does not constitute Exclusive Business Confidential Information, shall diminish Seller’s obligations under this Section 9.7.

9.8 Excluded Liabilities; Assumed Liabilities. From and after the Closing Date, Seller shall pay and discharge the Excluded Liabilities, including all amounts owing to any Taxing Authorities or other creditors of Seller that constitute Excluded Liabilities, as they become due. From and after the Closing Date, Buyers shall pay and discharge the Assumed Liabilities as they become due, including all amounts owing to any creditors of Buyers that constitute Assumed Liabilities.

9.9 Cash and Cash Equivalents. Upon Closing, except as otherwise set forth in the Subcontract Agreement, Buyers and Seller shall work together to promptly notify all customers of the Business to direct future payments and correspondence to Buyers (other than Accounts Receivable and other payments constituting Excluded Assets). Except as otherwise set forth in the Subcontract Agreement, if, on or after the Closing Date, Seller receives any checks or any other amounts in cash in respect of any Acquired Assets or otherwise arising from or relating to the operation of the Business on or after the Closing (unless and to the extent such cash constitutes an Excluded Asset), such checks or cash (i) shall be held in trust for the benefit of Buyers, (ii) shall be reasonably segregated from the other property or funds of Seller, (iii) in the case of checks drafted to Seller, shall be duly and properly endorsed to Buyers in accordance with such reasonable instructions as Buyers shall from time to time furnish to Seller, (iv) in the case of checks, shall be forwarded as soon as reasonably practicable to Buyers, at Buyers’ sole expense, and (v) in the case of cash in a form other than a check, shall be forwarded as soon as reasonably practicable to Buyers in such manner as Buyers shall from time to time reasonably direct, at Buyers’ sole expense. Except as otherwise set forth in the Subcontract Agreement, if, on or after the Closing Date, Buyers receive any checks or any other amounts in cash in respect of, arising from or relating to the operation of the Business prior to the Closing (unless and to the extent such cash constitutes an Acquired Asset), such checks or cash (i) shall be held in trust for the benefit of Seller, (ii) shall be reasonably segregated from the other property or funds of Buyers, (iii) in the case of checks drafted to any Buyer, shall be duly and properly endorsed to Seller in accordance with such reasonable instructions as Seller shall from time to time furnish to Buyers, (iv) in the case of checks, shall be forwarded as soon as reasonably practicable to Seller, at Seller’s sole expense, and (v) in the case of cash in a form other than a check, shall be forwarded as soon as reasonably practicable to Seller in such manner as Seller shall from time to time reasonably direct, at Seller’s sole expense.

9.10 Mail. If, on or after the Closing Date, Seller receives any mail, courier package, telegraph message, facsimile transmission, purchase order, service request or other document that relates to the operation of the Business on or after the Closing, such documents shall be forwarded as soon as reasonably practicable to the appropriate Buyer, at Buyers’ sole expense. If, on or after the Closing Date, Buyers receive any mail, courier package, telegraph message, facsimile transmission, purchase order, service request or other document that relates to the Excluded Liabilities or to the operation of the Business prior to the Closing, such documents shall be forwarded as soon as reasonably practicable to Seller, at Seller’s sole expense.

9.11 License of Specified IP. Seller hereby grants to Buyers and their Affiliates a perpetual, irrevocable, worldwide, non-exclusive, royalty-free, sublicensable right and license to (a) copy, distribute, transmit, display, perform, modify and create derivative works of the Intellectual Property listed in Schedule 9.11 (the “Specified IP”), in whole or in part, and (b) use the Specified IP and/or any subject matter of the Specified IP, in whole or in part, including to develop, manufacture, market, promote, sell, offer for sale, sublicense, distribute, import and otherwise exploit products or services which practice or embody, or are configured for use in practicing, the Specified IP or any subject matter of the Specified IP, in each case in connection with Buyers’ and their Affiliates’ products, services and business both internally and externally with Third Parties. For clarity, as between Seller (and its Affiliates) and Buyers (and their Affiliates), Buyers and/or their applicable Affiliate(s) shall own all right, title and interest in and to all Intellectual Property developed, conceived, reduced to practice or otherwise created by or on behalf of Buyers and/or their applicable Affiliate(s) in connection with the exercise of the rights granted to Buyers and their Affiliates in this Section 9.11 including all modifications and derivative works of the Specified IP and Seller (and its Affiliates) shall have no right, title or interest in such Intellectual Property (for clarity, such Intellectual Property excludes the Specified IP itself). Notwithstanding the foregoing, (i) Buyers and their Affiliates shall not distribute, transmit, display, perform, modify, create derivative works of, use or otherwise exploit in any manner, or disclose to any Third Party, any data or information contained in the Specified IP that is not related to the Business, and (ii) the license granted in this Section 9.11 does not constitute permission or authorization from Seller or its Affiliates for Buyers and their Affiliates to use or disclose Clients’ confidential information other than as permitted under the Acquired Contracts and Subcontract Agreement (and Seller and its Affiliates shall not have any liability therefor), and Buyers and their Affiliates shall use such Client confidential information in accordance with the Ariba Data Policy in effect as of the date hereof.

9.12 Employee Cell Phone Numbers. Seller shall cooperate with Buyers and provide reasonable assistance to Buyers in connection with the transfer of any cell phone numbers of New Buyer Employees to Buyers to the extent that such cell phone numbers are transferable by Seller under the terms of the applicable Contract.

9.13 Covenant Not to Sue. Seller and its Affiliates hereby covenant not to sue (a) Buyers or their Affiliates or their respective customers and clients on the basis that Buyers’ or their Affiliates’ operation of the Business, or receipt of services as part of the Business in the case of customers and clients, or use of the IP Acquired Assets or the U.S. Acquired Assets by Buyers or their Affiliates, customers, clients or contractors constitutes infringement of any Subject Patent or (b) Buyers’ and their Affiliates’ Third Party contractors that may operate the Business or use the IP Acquired Assets or the U.S. Acquired Assets on behalf of Buyers or their Affiliates on the basis that their operation of the Business constitutes infringement of any Subject Patent. Notwithstanding the foregoing, the covenant in this Section 9.13 (i) shall not apply to the manufacture, use, sale, offer for sale or importation of any software not included in the Business Intellectual Property, Specified IP or in the Software License Agreement (provided that this exclusion for the Software License Agreement shall only apply for so long as the Software License Agreement is in effect) or any other software license agreements between the Parties for Buyers’ or their Affiliates’ use of Seller’s software (provided that this exclusion for any other software license agreement shall only apply for so long as such software license agreement is in effect) and (ii) is non-transferable and non-assignable (other than pursuant to a permitted assignment under Section 11.4). Seller and its Affiliates shall impose the covenant in this Section 9.13 on any Third Party to which Seller or any of its Affiliates may after the Closing Date assign any of the Subject Patents or exclusively license any of the Subject Patents (with the right to enforce) in any field that includes the Business. “Subject Patent” shall mean any patent that is, (i) as of the Closing Date, either issued to Seller or any of its Affiliates, held in the name of Seller or any of its Affiliates, acquired by Seller or any of its Affiliates or applied for by Seller or any of its Affiliates or (ii) as of the Closing Date, either owned by Seller or any of its Affiliates or in-licensed (with the right to enforce) by Seller or any of its Affiliates.

9.14 Employee Reimbursements. Following the Closing Date, New Buyer Employees who were issued a corporate credit card in connection with their employment by Seller or its Subsidiaries to be used to pay for travel and other expenses incurred in the course of their employment with Seller shall continue to be able to submit reimbursements to Seller or any Subsidiary for up to 30 days following the Closing Date for expenses charged on their corporate credit card prior to the Closing Date and for which Seller reimburses employees in the Ordinary Course of Business. Upon such submission, Seller shall reimburse such New Buyer Employees in a manner consistent with Seller’s historical practice.

9.15 Laptop Access. For a period of sixty (60) days from the Closing Date, Sellers will permit New Buyer Employees to remove from any laptop used by such employees in connection with their employment by Seller any emails or other documents that are (a) Client-related in nature, (b) related to Business, and (c) which do not relate to Seller’s retained business operations, provided that the Buyers provide the media on which such archives will be stored; provided, that Buyers will use commercially reasonable efforts to have such emails and documents removed as promptly as practicable following the Closing Date.

ARTICLE X

DEFINITIONS

As used in this Agreement, the terms below shall have the following respective meanings:

“Accrued Bonuses” means any and all unpaid bonuses that may be attributable to any fiscal year (or such other period for which bonus awards relate, as applicable) of Seller, an Affiliate of Seller or the Business that ends prior to the Closing, which bonuses would otherwise be earned by a New Buyer Employee but for the transactions contemplated by this Agreement if the New Buyer Employee remained employed in good standing with Seller or an Affiliate of Seller until the time of payment of such bonus.

“Acquired Assets” means the U.S. Acquired Assets and the IP Acquired Assets.

“Acquired Business” means any Person or business, or the assets, liabilities, employees or operations thereof, acquired by Seller after the date hereof, regardless of whether such Person or business provides services similar or comparable to the Business.

“Acquired Contracts” means the Primary Acquired Contracts and the IP Acquired Contracts.

“Adjusted Signing Backlog” means the Signing Backlog, as increased for New Contracts, if any.

“Affiliate” means, with respect to any Person, any other Person that, directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with such Person. For purposes of this definition, “control” (including, with the correlative meanings, the terms “controlled by” and “under common control with”) as used with respect to any Person means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

“Applicable Employment Law” means in relation to the Business in the Czech Republic, France, Germany, the Netherlands, Spain[, Switzerland] and the United Kingdom, the European Union Acquired Rights Directive (Directive 2001/23/EC; and any relevant national legislation or legally binding provision implementing this Directive.

“Assumed Liabilities” means the Assumed U.S. Liabilities, the Assumed ARD Liabilities and the Assumed IP Liabilities.

“Business” means the provision of the strategic sourcing consulting and managed services and category sourcing consulting and managed services set forth and described on Schedule A, in each case as provided by Seller as of the date hereof; provided, however, that the Business shall not include any Acquired Business.

“Business Confidential Information” means all proprietary or confidential information of any type, kind or character primarily used in the Business; provided, however, that Business Confidential Information shall not include any such information that (i) was or becomes generally available to the public other than as a result of a disclosure by Seller or its Affiliates or representatives in breach of Section 9.5, (ii) becomes available on a non-confidential basis to Seller from a source other than Buyers or their respective Affiliates or representatives, provided that Seller has no knowledge that such source is bound by a confidentiality agreement with Buyers or their respective Affiliates or otherwise prohibited from disclosing such information or (iii) generally is made available by any Buyer or its Affiliates to Third Parties on a non-confidential basis.

“Business Day” shall be any day other than (i) a Saturday or Sunday or (ii) a day on which banking institutions located in New York are permitted or required by law, executive order or governmental decree to remain closed.

“Business Material Adverse Effect” means any change, event, violation, inaccuracy, effect or circumstance that, either alone or in combination with any other changes, events, violations, inaccuracies, effects or circumstances, has resulted in or would reasonably be expected to result in a material adverse effect on (i) the business, assets, liabilities, financial condition or results of operations (financial or otherwise) of the Business, (ii) the ability of Seller to perform its obligations under this Agreement and each Transaction Agreement, or (iii) the ability of Seller to consummate the transactions contemplated by this Agreement and each Transaction Agreement; provided, however, that a “Business Material Adverse Effect” shall not include, either alone or in combination with any other changes, events, violations, inaccuracies, effects or circumstances resulting from or arising out of (I) the announcement, pendency or performance of this Agreement or the transactions contemplated by this Agreement, (II) any changes in economic or financial conditions generally, unless the Business is disproportionately affected thereby when compared to other businesses operating in the same industry as that in which the Business operates, (III) any changes to the Business’ industry generally, unless the Business is disproportionately affected thereby when compared to other business’ operating in the same industry as that in which the Business operates, (IV) changes in national or international general economic, political, legal or regulatory conditions, (V) changes in laws, regulations or GAAP or (VI) national or international political conditions or instability, including the engagement by the United States in hostilities, whether or not pursuant to a declaration of emergency or war, or the occurrence of any military or terrorist attack upon the United States or any other nation.

“Client” means any Current Client or any Person for whom the Business provided services within the two-year period before the Closing Date.

“Consent” means any consent, approval, order, waiver or authorization required to be obtained from any Governmental Entity or Third Party.

“Contracts” means all contracts, subcontracts, letter agreements, agreements, purchase orders, delivery orders, arrangements, statements of work, understandings, letters of intent or other instruments, obligations or commitments or any kind or character that are legally binding (whether oral or written).

“Current Client” means any Person for whom the Business is currently providing services as of the date hereof that is the subject of an Acquired Contract.

“Designated APAC Business Region” means, in relation to the Business, Australia, China, Hong Kong, India, Japan and Singapore.

“Designated EMEA Business Region” means, in relation to the Business, the Czech Republic, France, Germany, the Netherlands, Portugal, Spain, Switzerland and the United Kingdom.

“Employee Benefit Plan” means any “employee pension benefit plan” (as defined in Section 3(2) of ERISA) subject to Title IV of ERISA other than a “multiemployer plan” (as defined in Section 4001(a)(3) of ERISA) (a “Multiemployer Plan”), any “employee welfare benefit plan” (as defined in Section 3(1) of ERISA), and, to the extent applicable to more than one employee, any other written or oral plan, agreement, policy, work rule or similar arrangement (including commitments based on work custom) involving direct or indirect compensation or other benefits, including insurance coverage, severance benefits, disability benefits, deferred compensation, bonuses, stock options, stock purchase, phantom stock, stock appreciation or other forms of incentive compensation or post-retirement compensation.

“Entity” means a corporation, limited liability company, association, joint stock company, trust, partnership, joint venture, unincorporated organization, or any other legal entity.

“Environmental Laws” means any Laws that regulates or controls the protection of health, safety or the environment, including requirements affecting worker health and safety.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any entity that is a member of (i) a controlled group of corporations (as defined in Section 414(b) of the Code), (ii) a group of trades or businesses under common control (as defined in Section 414(c) of the Code), or (iii) an affiliated service group (as defined under Section 414(m) of the Code or the regulations under Section 414(o) of the Code), any of which includes Seller.

“Escrow Release Amount” means, with respect to any applicable month, an amount equal to (i) the quotient of the Released Backlog over the Required Contract Backlog multiplied by (ii) the Escrow Amount.

“Exclusive Business Confidential Information” means that Business Confidential Information that is exclusively used in the Business

“GAAP” means U.S. generally accepted accounting principles as in effect on the date hereof applied on a consistent basis.

“Governmental Entity” means any supranational, national, state, municipal, local or foreign government; any instrumentality or subdivision thereof; any court, administrative agency, department, board, bureau or commission or other governmental authority or instrumentality; or any quasi-governmental or private body authorized to exercise any Tax, regulatory or governmental or quasi-governmental authority.

“Hazardous Materials” means any pollutant, contaminant, or substance that is regulated or defined as hazardous or toxic under any Environmental Law.

“Intellectual Property” means, collectively, all worldwide:

(a) inventions, improvements, enhancements, designs, algorithms and other industrial property, whether patentable or unpatentable and whether or not reduced to practice, and all patent rights in connection therewith (including all U.S. and foreign patents, patent applications, patent disclosures, mask works, and all divisions, continuations, continuations-in-part, reissues, re-examinations and extensions thereof), whether or not any of the foregoing are registered;

(b) trademarks, trade names and service marks, fictitious names, trade dress, logos, Internet domain names, and other commercial product or service designations, together with all translations, adaptations, derivations and combinations thereof, and all goodwill and similar value associated with any of the foregoing, and all applications, registrations, and renewals in connection therewith;

(c) copyrights (whether or not registered), moral rights, and all registrations and applications for registration thereof, as well as rights to renew copyrights;

(d) trade secrets (as such are determined under applicable law) including know-how, confidential information, technical information, marketing plans, research, designs, plans, methods, methodologies, techniques, and processes, any and all technology, supplier lists, tool and toolkits, computer software programs or applications, in both source and object code form, technical documentation of such software programs, statistical models, supplier lists, e-mail lists, inventions, sui generis database rights, databases, and data, whether in tangible or intangible form and whether or not stored, compiled or memorialized physically, electronically, graphically, photographically or in writing; and

(e) any and all other rights to existing and future registrations and applications for any of the foregoing and all other proprietary rights in, or relating to, any of the foregoing, including remedies against and rights to sue for past infringements, and rights to damages and profits due or accrued in or relating to any of the foregoing.

“Law” means any domestic, foreign or international law, ordinance, statute, rule or regulation of any Governmental Entity or any Order.

“Liens” means any defect or imperfection in title, mortgage, pledge, hypothecation, assignment, claim, levy, assessment, security interest, option, restriction, federal or state tax lien or assessment, encumbrance, charge or other lien (whether arising by contract or by operation of law or otherwise), other than Permitted Liens.

“Materiality Qualifications” means, with respect to the representations, warranties, covenants and agreements of any party or parties, all qualifications or exceptions contained therein based on materiality (including any qualifications related to the presence or absence of a Material Adverse Effect) and all usages of “material,” “in all material respects,” “in any material respect,” “would not be material,” “would not reasonably be expected to be material” or similar qualifiers.

“New Buyer Employees” shall mean the Business Employees who commence working with Buyers or a relevant Affiliate of Buyers, as applicable, after the Closing.

“Open Source” means any software code that (i) contains, or is derived in any manner (in whole or in part) from, any software that is distributed as free software, open source software, shareware (e.g., Linux), or similar licensing or distribution models, or (ii) is subject to any agreement with terms requiring that such software code be (1) disclosed or distributed in source code or object code form, (2) licensed for the purpose of making derivative works, or (3) redistributable. Open Source includes software licensed or distributed under any versions of any of the following licenses or distribution models, or licenses or distribution models similar to any versions of any of the following (A) GNU’s General Public License (GPL) or Lesser/Library GPL (LGPL), (B) the Artistic License (e.g., PERL), (C) the Mozilla Public License(s), (D) the Netscape Public License, (E) the Berkeley software design (BSD) license including Free BSD or BSD-style license, (F) the Sun Community Source License (SCSL), (G) an Open Source Foundation License (e.g., CDE and Motif UNIX user interfaces), (H) the Apache Server license, and (I) any licenses listed at www.opensource.org/licenses.

“Order” means any decision, judgment, ruling, stipulation, order, writ, injunction, decree, award or determination of any Governmental Entity or arbitrator.

“Ordinary Course of Business” shall mean, with respect to any action taken or obligation incurred by Seller in connection with the Business, such action or obligation is consistent in nature, scope and magnitude with the past practices of Seller in connection with the Business and is taken in the normal operations of the Business.

“Permits” means licenses, franchises, permits, approvals, authorizations, exemptions, classifications, certificates, registrations and similar documents or instruments issued by a Governmental Entity necessary for (i) the operation of the Business, (ii) the ownership, use or occupancy of the Acquired Assets, or (iii) to comply with the obligations under the Acquired Contracts.

“Permitted Liens” means (i) those Liens set forth on Schedule 10.1(a) and (ii) liens for Taxes not yet due and payable.

“Person” means an individual, an Entity or a Governmental Entity.

“Proceeding” means any civil, criminal or administrative proceeding, action, claim, suit, investigation or inquiry in or before any arbitrator or Governmental Entity or arbitrator.

“Public Official” means: (i) an employee or officer of a government or department, agency or instrumentality thereof; (ii) any person acting in an official capacity for or on behalf of any such government or instrumentality; (iii) federal, state, regional, county or municipal working person or functionary; (iv) employee or officer of an organization authorized by the local government to perform government functions; (v) personnel of federal, state, regional, county or municipality -owned or -controlled commercial corporations, enterprises, institutions or organizations (whether partially or wholly owned); (vi) outside directors of federal, state, regional, county or municipality -owned entities; (vii) legislators (whether full or part-time); (viii) person holding an honorary or ceremonial government position; (ix) royal family members; (x) political parties, political party officials, and candidates for political office; and (xi) officers or employees of public international organizations.

“Released Backlog” means the aggregate amount of backlog associated with Material Contracts or Non-Material Contracts, as set forth on the Adjusted Signing Backlog, for which one of the following occur: (a) the applicable Contract is assigned to U.S. Buyer (or an Affiliate) in accordance with this Agreement or the Subcontract Agreement, (b) U.S. Buyer (or an Affiliate) and the applicable client have entered into a New Client Agreement (as defined in the Subcontract Agreement) replacing the applicable existing Material Contract or Non-Material Contract in accordance with the Subcontract Agreement, or (c) U.S. Buyer (or an Affiliate) has received payment from Seller with respect to such backlog in accordance with the Subcontract Agreement, in each case, as of the date of the applicable event described in (a), (b) or (c); provided, that payment to U.S. Buyer (or its Affiliate) of the variable portion of any fees paid under a Variable Contract (as defined in the Subcontractor Agreement) shall not constitute Released Backlog.

“Remaining Employees” means the Business Employees, other than the individuals set forth on Appendix A.

“Required Contract Backlog” means an amount equal to 95% of the Signing Backlog.

“Restricted Business Confidential Information” means the following categories of Business Confidential Information, each to the extent related to the Business: (i) rates and pricing information, (ii) cost information, (iii) client lists, (iv) sales pipelines, (v) financial and business forecasts, (vi) budgets, (vii) employee and subcontractor lists, (viii) strategic plans, (ix) bidding supplier information, and (x) savings outcomes; provided, however, that Restricted Business Confidential Information shall not include the names of any specific clients, employees or subcontractors that are retained in the unaided memory of an employee of Seller and to the extent disclosed orally or via email or instant messenger in connection with, and incidental to, the performance of such employee’s ordinary duties to Seller (other than any such disclosure knowingly made to any competitor of the Business).

“Seller Confidential Information” means all proprietary or confidential information of any type, kind or character used or held for use by Seller; provided, however, that Seller Confidential Information shall not include any such information that (i) constitutes Business Confidential Information, (ii) was or becomes generally available to the public other than as a result of a disclosure by Buyers or their Affiliates or representatives in breach of Section 9.6, (iii) becomes available on a non-confidential basis to any Buyer from a source other than Seller or its Affiliates or representatives, provided that Buyers have no knowledge that such source is bound by a confidentiality agreement with Seller or its Affiliates or otherwise prohibited from disclosing such information or (iv) generally is made available by Seller or its Affiliates to Third Parties on a non-confidential basis.

“Seller’s Knowledge” means the actual knowledge of each person listed on Schedule 10.1(b) as of the applicable date, of the existence or non-existence of a fact, based upon information that comes to the attention of such individual (i) in the course of performing his or her duties as an officer or employee of Seller, (ii) in connection with the negotiation and preparation of this Agreement, the Disclosure Schedule and the Transaction Agreements or the consummation of the transactions contemplated hereby or thereby or (iii) as a result of reasonable inquiries made by such individuals in connection with the preparation and negotiation of this Agreement, the Disclosure Schedule and the Transaction Agreements of the individuals listed on Schedule 10.1(c) (it being understood that such inquiries have been made).

“Subsidiary” means, with respect to any Person, any other Person of which (i) such Person owned, directly or indirectly, 50% or more of the total voting power of securities or other ownership interests entitled (without regard to the occurrence of any contingency) to vote in the election of directors or Persons holding similar positions, or (ii) such Person has designated or possesses, directly or indirectly, the right to designate or elect 50% or more of the directors or Persons holding similar positions.

“Tax Returns” means all reports, returns, declarations, statements, claims for refunds, elections, forms or other information required to be supplied to a Taxing Authority in connection with Taxes, including any schedule or attachment thereto.

“Taxes” means (i) all taxes, assessments, fees and similar charges, including any income, gross receipts, ad valorem, value-added, excise, real property, personal property, sales, use, transfer, withholding, employment, franchise, business, alternative or add-on minimum, capital gains, license, payroll, occupation, premium, taxes under Section 59A of the Code, customs duties, stamp, stamp duties, stamp duty reserve, capital stock, unclaimed property, capital, paid up capital, profits, social security (or similar), national insurance contributions, unemployment, disability, payroll, registration, goods and services, estimated, or other similar tax, assessment, fee, governmental claim or charge of any kind whatsoever, imposed by the United States of America or any state, local or foreign government, or any agency thereof, or other political subdivision of the United States or any such government, and any interest, penalties, assessments or additions to tax resulting from, attributable to or incurred in connection with any tax or any contest or dispute thereof, and (ii) liability for the payment of any amounts of the type described in clause (i) as a result of Treasury Regulation Section 1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by contract, or otherwise.

“Third Party” means any Person other than the parties to this Agreement or their respective Affiliates.

“Trade Compliance Laws” means any requirement of Law relating to the regulation of exports, re-exports, transfers, releases, shipments, transmissions or similar transfer of goods, technology, software or services.

“Transaction Agreements” means any agreements, instruments or documents to be executed at the Closing by the Parties hereto in order to effect the transactions contemplated by this Agreement, including the U.S. Assumption Agreement, the IP Assumption Agreement, the Escrow Agreement, any Bill of Sale and Assignment, the Trademark Assignment, the Copyright Assignment, the Subcontract Agreement, the Non-Competition Agreement, [the Sublease], the Software License Agreement, the Restricted Rights License Agreement, the Teaming Agreement and the Transition Services Agreement.

ARTICLE XI

MISCELLANEOUS

11.1 Press Releases and Announcements; Public Filings.

(a) The Parties will consult with each other before issuing, and will provide each other the opportunity to review and comment upon, any press release or other public disclosure (or relevant portions thereof) relating to the transactions contemplated by this Agreement. Except as required under applicable Laws, no Party shall issue (and each Party shall cause its Affiliates not to issue) any such press release or make any such public disclosure prior to such consultation between the Parties and prior to obtaining the consent of each other Party (which consent will not be unreasonably withheld of delayed).

(b) Each of the Parties hereby acknowledges that the other Parties and their respective Affiliates may be irreparably damaged if any of the terms and conditions of this Agreement (including the schedules or exhibits hereto) were disclosed to any Third Parties. Except as required under applicable Laws, each of the Parties covenants and agrees that it will not, and will not permit its Affiliates to, and that it will use reasonable efforts to cause its representatives and agents not to, disclose any of the terms and conditions of this Agreement (including the schedules or exhibits hereto); provided, however, that the Parties acknowledge that this Agreement, or portions thereof, may be required under applicable Laws to be publicly disclosed as part of an exhibit to required public disclosure documents of either Party (or its Affiliates) filed with the United States Securities and Exchange Commission. If a Party concludes that any disclosure or filing with the Securities and Exchange Commission is required, the disclosing Party shall notify the other Party prior to disclosure and use commercially reasonable efforts to seek approval from the Securities and Exchange Commission or other applicable regulatory authority for the redaction of certain confidential or proprietary information mutually and reasonably identified by the Parties. The Parties shall cooperate with each other in good faith in identifying and seeking appropriate protection of confidential or proprietary information required to be so disclosed or filed.

11.2 No Third Party Beneficiaries. Except as provided by applicable Law or as provided in Article VI, this Agreement shall not confer any rights or remedies upon any Person (including with respect to any employee or former employee of Seller, Buyers or any of their respective Affiliates, any New Buyer Employees and any Business Employees, any right to employment or contractual employment for any specified period) other than the Parties and their respective successors and permitted assigns; provided, however, that the provisions of Article VI are intended for the benefit of the Persons specified therein as Indemnified Parties and their respective legal representatives, successors and assigns; provided, further, that notwithstanding any provision of this Agreement to the contrary, the Parties acknowledge and agree that this Agreement is being entered into for the benefit of Buyer and its Affiliates.

11.3 Entire Agreement. This Agreement (including the documents referred to herein) constitutes the entire agreement by and between Buyers and Seller in connection with respect to the subject matter hereof. This Agreement supersedes any prior agreements or representations by or between Buyers and Seller, whether written or oral, with respect to the subject matter hereof, including that certain letter of intent, dated July 27, 2010, by and between U.S. Buyer and Seller and the Confidentiality Agreement. In the event of any conflict between this Agreement and any other instrument of sale or assumption, this Agreement shall govern and control.

11.4 Succession and Assignment. This Agreement shall be binding upon and inure to the benefit of the Parties named herein and its respective successors and permitted assigns. No Party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other Party; provided, however, that any Buyer may assign this Agreement to any subsidiary or Affiliate of such Buyer without the consent of Seller; and provided further that any such assignment shall not release such Buyer from its obligations hereunder. Any such assuming subsidiary, Affiliate shall agree in writing to be bound by all of the terms and conditions of this Agreement.

11.5 Counterparts. This Agreement may be executed and delivered in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

11.6 Headings. The article and section headings and table of contents contained in this Agreement are for convenience of reference only and shall in no way define, limit, extend or describe the scope or intent of any provisions of this Agreement.

11.7 Notices. All notices, requests, demands, claims and other communications hereunder shall be in writing. Any notice, request, demand, claim or other communication hereunder shall be deemed duly delivered one Business Day after it is sent by (a) a reputable courier service guaranteeing delivery within one Business Day or (b) telecopy, provided electronic confirmation of successful transmission is received by the sending Party and a confirmation copy is sent on the same day as the telecopy transmission by certified mail, return receipt requested, in each case to the intended recipient as set forth below:

If to Buyers: Accenture LLP 1345 Avenue of the Americas New York, New York 10105 Telecopy: (917) 527-6090 Attention: Stephanie K. Schnabel

Copy to (which shall not constitute notice):

Accenture LLP

161 North Clark Street, Suite 2300

Chicago, Illinois 60601

Telecopy: (312) 652-1550

Attention: General Counsel

Baker Botts L.L.P.

2001 Ross Avenue, Suite 800

Dallas, Texas 75201

Telecopy: (214) 661-4757

Attention: John W. Martin

If to Seller: Ariba, Inc. 807 11th Avenue Sunnyvale, CA 94089 Telecopy: (650) 390-1377 Attention: General Counsel	Copies to (which shall not constitute notice): Goodwin Procter LLP 135 Commonwealth Drive Menlo Park, CA 94025 Telecopy: (650) 853-1038 Attention: Kevin Dennis, Esq. Craig Schmitz, Esq.

Any Party may give any notice, request, demand, claim, or other communication hereunder using any other means (including personal delivery, expedited courier, messenger service, telex, ordinary mail, or electronic mail), but no such notice, request, demand, claim or other communication shall be deemed to have been duly given unless and until it actually is received by the Party for whom it is intended. Any Party may change the address to which notices, requests, demands, claims and other communications hereunder are to be delivered by giving the other Parties notice in the manner herein set forth.

11.8 Governing Law. Subject to the provisions of certain Exhibits hereto regarding the application of local law, this Agreement shall be governed by and construed and enforced in accordance with the internal laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of laws of any jurisdiction other than those of the State of Delaware.

11.9 Amendments and Waivers. The Parties may mutually amend or waive any provision of this Agreement at any time. No amendment or waiver of any provision of this Agreement shall be valid unless the same shall be in writing and signed by each of the Parties; provided, however, that any amendment or waiver shall not require the execution of any Buyer other than U.S. Buyer and that any amendment or waiver executed by U.S. Buyer shall be binding on all Buyers. No waiver by any Party of any default, misrepresentation, or breach of warranty or covenant hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation or breach of warranty or covenants hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.

11.10 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction declares that any term or provision hereof is invalid or unenforceable, the Parties agree that the body making the determination of invalidity or unenforceability shall have the power to reduce the scope, duration or area of the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified after the expiration of the time within which the judgment may be appealed.

11.11 Expenses. Except as otherwise specifically provided to the contrary in this Agreement, each of the Parties shall bear its own costs and expenses (including legal fees and expenses) incurred in connection with the negotiation, execution and performance of this Agreement and the transactions contemplated hereby.

11.12 Specific Performance. Each Party acknowledges and agrees that the other Parties will be entitled to an injunction or injunctions to prevent breaches of the provisions set forth in Article VIII and Sections 1.10(b), 4.9, 4.10, 9.2, 9.3, 9.4, 9.5, 9.6, 9.7, 9.8, 9.9, 9.10, 9.11, 9.12, 9.13 and 11.1 and to enforce specifically the provisions set forth in Article VIII and Sections 1.10(b), 4.9, 4.10, 9.2, 9.3, 9.4, 9.5, 9.6, 9.7, 9.8, 9.9, 9.10, 9.11, 9.12, 9.13 and 11.1 in any action instituted in any court of the United States or any state or jurisdiction thereof having jurisdiction over the Parties and the matter, without the necessity of proving irreparable harm, provided that such Party, as the case may be, demonstrates the other required elements to be entitled to the requested relief as provided under Delaware law, including any posting of a bond as determined by the court.

11.13 Submission to Jurisdiction. Subject to the provisions of certain Exhibits hereto regarding the submission of actions and Proceedings arising out of or relating to such Exhibits to courts of local jurisdictions, each Party (a) submits to the exclusive jurisdiction of any state or federal court sitting in the District of Delaware in any action or Proceeding arising out of or relating to this Agreement and the agreements, instruments and documents contemplated hereby, (b) agrees that all claims in respect of such action or Proceeding may be heard and determined only in any such court, and (c) agrees not to bring any action or Proceeding arising out of or relating to this Agreement, the Transaction Agreements and the agreements, instruments and documents contemplated hereby in any other court. Each Party hereto waives, and agrees not to assert in any such dispute, to the fullest extent permitted by applicable Law, any claim that: (i) such Party is not personally subject to the jurisdiction of such courts, (ii) such Party and such Party’s property is immune from any legal process issued by such courts or (iii) any litigation commenced in such courts is brought in an inconvenient forum. Each Party hereby waives any bond, surety or other security that might be required of the other Party. Any Party may make service on any other Party by sending or delivering a copy of the process to the Party to be served at the address and in the manner provided for the giving of notices in Section 11.7. Nothing in this Section 11.13, however, shall affect the right of any Party to serve legal process in any other manner permitted by Law.

11.14 Bulk Transfer Laws. The Parties hereby waive compliance with any applicable provisions of the bulk transfer laws of any jurisdiction in connection with the transactions contemplated by this Agreement.

11.15 Construction. Except where expressly stated otherwise in this Agreement, the following rules of interpretation apply to this Agreement: (i) “either” and “or” are not exclusive and “include”, “includes” and “including” are not limiting and are deemed to be followed by the words “without limitation”; (ii) “hereof”, “hereto”, “hereby”, “herein” and “hereunder” and words of similar import when used in this Agreement refer to this Agreement as a whole and not to any particular provision of this Agreement; (iii) “date hereof” refers to the date set forth in the initial caption of this Agreement; (iv) “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and such phrase does not mean simply “if”; (v) definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms; (vi) all references to days, months or years shall be deemed references to calendar days, months or years; (vii) references to a contract or agreement mean such contract or agreement as amended or otherwise modified from time to time through the date hereof; (viii) references to a Person or Entity are also to its permitted successors and assigns; (ix) references to an “Article”, “Section”, “Exhibit” or “Schedule” refer to an Article or Section of, or an Exhibit or Schedule to, this Agreement; (x) references to “$” or otherwise to dollar amounts refer to the lawful currency of the United States; (xi) references to Seller include Seller and its Subsidiaries, and (xii) references to a law include any rules, regulations and delegated legislation issued thereunder. The language used in this Agreement shall be deemed to be the language chosen by the Parties hereto to express their mutual intent, and no rule of strict construction shall be applied against either Party.

11.16 Waiver of Jury Trial. TO THE EXTENT PERMITTED BY APPLICABLE LAW, EACH PARTY HEREBY IRREVOCABLY WAIVES ALL RIGHTS TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE TRANSACTION AGREEMENTS OR ANY AGREEMENT OR TRANSACTION CONTEMPLATED HEREBY OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT OF THIS AGREEMENT.

11.17 Incorporation of Disclosure Schedule. The Disclosure Schedule is incorporated herein by reference and made a part hereof.

11.18 Facsimile Signature. This Agreement may be executed by facsimile or ..PDF signature.

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IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of the date first above written.

ARIBA, INC.

By:	/s/ Robert M. Calderoni

Print Name:	Robert M. Calderoni

Print Title:	Chief Executive Officer

ACCENTURE LLP

By:	/s/ Michael A. Corcoran

Name:	Michael A. Corcoran

Title:	Senior Executive

ACCENTURE GLOBAL SERVICES LIMITED

By:	/s/ Wayne Sobon

Name:	Wayne Sobon

Title:	Director, Board Member